Form 10-K405, Exhibit 13
GATX CAPITAL CORP
filed 1995-03-29
CIK 357019

Management's Discussion and Analysis
----------------------------------
Overview
--------
   GATX Capital Corporation and subsidiaries (the "Company") provide and arrange equipment leases and other loan financing. The Company also manages a portfolio of leased equipment for its own account and the account of others. The compensation for managing these portfolios is heavily dependent upon performance.
   In 1994, the improvement in the economy, a resurgence in bank earnings, and the resulting oversupply of equity chasing available financings conspired to keep lease rates uncharacteristically low. However, recent increases in interest rates have helped make the lease financing option more attractive to potential lessees. Capital equipment spending in 1995 is improving. Consequently, a better balancing of lessor supply with lessee financing demand should result in more opportunities, as well as better returns, for investors such as GATX Capital.
   Commercial airlines in the United States posted a collective profit for the first time in many years. Although lower fuel prices were a major contributor to that profit, the industry is also making improvements in cost controls. Aircraft demand in the near-term is expected to remain weak. However, with aircraft production rates lower and more older aircraft being retired than in recent years, oversupply of aircraft is being reduced and lease rates for certain aircraft are firming.
   The outlook for GATX Rail continues to be quite positive. Utilization rates are approaching 100% for both our railcar and locomotive fleets. We are encouraged by continued traffic growth in the rail sector and, in particular, increased movements of intermodal freight and bulk commodities. The focus of GATX Rail has and will become more global in nature as we pursue opportunities outside of North America, with specific emphasis in Europe.
   The outlook for Technology Asset Funding is positive. The technology and communications industry is beginning to expand again after reduced spending by equipment users. The cycle of price performance improvement continues to accelerate, and additional services provided by lessors are becoming a more important part of the overall financing package. These trends are expected to continue through the 1990s, and GATX Capital is well positioned to take advantage of them.
   The success of our strategy in Golf Capital was evident by the record profits in 1994 from this activity. The challenge going forward will be to identify additional golf course management companies with whom we feel confident and see growth opportunities.
   The prospects for Venture Finance continue to be positive. We expect industry-wide venture capital investment to be in the $2-$3 billion range in 1995. However, we expect some increase in the intensity of competition in 1995 from both existing competitors and new market entrants

A pie chart entitled "ASSET CONCENTRATION" appears here depicting the following information:

INDUSTRY              %
--------             ---
Air                  43.2%
Rail                 22.6%
Warehouse/Production  7.3%
Marine                8.0%
Golf                  5.1%
Real Estate           3.8%
Other                10.0%

                        				      Page 19

CONSOLIDATED STATEMENTS OF INCOME AND REINVESTED EARNINGS
Year ended December 31, (in thousands)       1994          1993          1992
                                   					    ------        -----         -----
Earned Income
   Leases                                 $143,639      $125,457      $115,631
   Gain on disposition of equipment         21,444        44,434        22,277
   Fees                                     10,111         8,680        13,964
   Interest                                 27,085        19,666        21,494
   Investment in joint ventures              9,242         8,383        12,445
   Other                                     4,511         5,777         4,305
                                   					   --------      --------    ---------
                                   					   216,032       212,397       190,116
Expenses
   Interest                                 62,744        65,358        71,889
   Operating leases                         50,621        35,277        21,814
   Selling, general and administrative      39,296        37,458        38,466
   Provision for losses on investments      19,000        29,000        81,000
   Other                                       735         2,418         3,449
					                                       --------     --------    ---------
                                   					   172,396       169,511       216,618
      Income (Loss) Before Income Taxes
	and Cumulative Effect of
	  Accounting Changes                       43,636        42,886       (26,502)

Income Taxes
   Current income tax expense               12,112        14,535         5,911
   Deferred income tax expense (benefit)     6,673         6,826       (15,760)
                                  					   --------      --------     ---------
                                   					    18,785        21,361        (9,849)
                                  					   --------      --------     ---------
      Income (Loss) Before Cumulative
	 Effect of Accounting Changes              24,851        21,525       (16,653)

Cumulative Effect of Accounting Changes         _              _         9,456
                                   					   --------      --------     ---------
Net Income (Loss)                           24,851        21,525        (7,197)

Reinvested Earnings at Beginning of Year   133,570       123,771       130,968
Dividends Paid to Stockholder              (12,385)      (11,726)            _
                                   					   --------      --------     ---------
Reinvested Earnings at End of Year        $146,036      $133,570      $123,771
                                  					   ========      =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

Management's Discussion and Analysis
-----------------------------------
Results of Operations
------------------
   Net income of $24.9 million in 1994 exceeded the prior year by $3.4 million. The increase in earned income was primarily generated by increased lease and interest income, offset by lower gains from disposition of equipment. The increase in total expenses resulted from higher operating lease expense, offset by a lower provision for losses and a decrease in tax expense. The increase in net income between 1992 and 1993 was primarily due to the reduction in the provision for losses, coupled with an increase in gains on disposition of equipment.
   Lease income has been increasing primarily because of the significant amount invested, both on and off the balance sheet, in new operating leases each year. The operating lease portfolio generated $21.8 million more income in 1994 than in 1993. Approximately $7.2 million of this increase was due to an acquisition of a large railcar portfolio which generated a full year's income in 1994 but only six months of income in 1993. Income from finance leases decreased $3.6 million from 1993 to 1994. The decrease is primarily due to the impact of revised residual estimates on older aircraft subject to leveraged leases.
   Interest income increased in 1994 due to several loan repayments and higher interest rates. Two large golf loans were prepaid in 1994, generating $2.4 million of interest income from prepayment premiums. An additional
$3.0 million of interest, which had not been accrued due to its uncertain nature, was realized from a real estate loan and an investment in purchased notes. The effect of higher interest rates on variable rate loans led to a $2.1 million increase in income from 1993.
   Disposition gains are primarily realized from asset remarketing both at lease end and in response to market opportunities. The amount of income from this activity fluctuates between periods.

A stacked bar chart entitled "EARNED INCOME" appears here depicting the components of earned income for the years 1992, 1993, and 1994 as shown on the income statement on page 20.

   Fee income is generated from managing and re-marketing assets on behalf of others, and from providing broker services. The Company's remarketing fees are generally performance-based and can fluctuate significantly depending on market conditions and the timing of lease maturities. The amount of fee income from managing portfolios for others has been increasing each year as the size of managed portfolios expands.
   Joint venture income in 1992 included a $2.7 million gain on the sale of a real estate investment. Income in 1993 was lower, in part, due to a revision of residual estimates at one of the Company's technology finance joint ventures.
   Operating Lease expense has been increasing primarily because of growth in the lease portfolio and accelerated depreciation on older wide body aircraft. The increase in depreciation from 1993 to 1994 of $7.2 million included accelerated depreciation on aircraft of $4.2 million. Operating lease rental expense increased $6.5 million in 1994 because of a large sale leaseback of railcars in late 1993. The increase in repairs and maintenance expense of $1.3 million in 1994 reflects the acquisition of that same railcar fleet in mid-1993.
   Tax expense decreased in 1994 as a result of a lower effective tax rate, 43.0%, compared to the 49.8% effective rate in 1993. The 1993 effective rate included the 3.7% effect of the Federal tax rate increase which occurred that year.
   The provision for losses on investments in 1992 and 1993 reflected continued concern for the values of certain types of aircraft and real estate. Much of the Company's older, Boeing 747 and McDonnell Douglas DC-10 aircraft and certain real estate investments were written down over the last three years. These factors have resulted in the decline in the allowance for losses, and charges to that allowance as a percentage of investments, as well as a decline in the provision.

A bar chart entitled "OPERATING LEASE MARGIN" appears here depicting operating lease expense (as shown on the income statement on page 20) and operating lease income (as shown in the footnote entitled Earned Income from Leases on page 27) for the years 1992, 1993, and 1994.

A bar chart entitled "ALLOWANCE FOR LOSSES" appears here depicting the following information:

                     			       1994      1993      1992
			                             ----      ----      ----
Allowance for losses
as a percentage of
total investments              6.40%      6.92%    7.43%

Charges to allowance
for losses as a
percentage of total
investments                    2.14%      3.47%    3.83%

CONSOLIDATED BALANCE SHEETS
As of December 31, (in thousands)                1994                1993
                                         						------              ------
Assets
   Cash and cash equivalents           $        9,407       $     12,950
   Investments:
      Direct financing leases                 245,441            275,605
      Leveraged leases                        252,651            224,953
      Operating lease equipment - net of
	       depreciation                          295,273            254,651
      Secured loans                           231,225            226,073
      Investment in joint ventures            202,367            197,720
      Assets held for sale or lease            24,320             56,777
      Other investments                        20,373             24,298
      Investment in future residuals           13,157             14,071
      Less: Allowance for losses on
	         investments                         (82,206)           (88,193)
					                                          --------        ---------
Total investments                           1,202,601          1,185,955
   Due from GATX Corporation                   42,515             42,638
   Other assets                                15,067             15,055
                                   					      --------          ---------
Total Assets                               $1,269,590         $1,256,598
                                  					     =========          =========

Liabilities and Stockholder's Equity
   Accrued interest                      $     14,987       $     14,489
   Accounts payable and other liabilities     108,635             43,637
   Debt financing:
      Commercial paper and bankers'
       	acceptances                           124,834            104,164
   Notes payable                               14,021             17,771
   Obligations under capital leases            19,431             22,442
   Senior term notes                          613,600            624,850
					                                        --------          ---------
Total debt financing                          771,886            769,227
   Nonrecourse obligations                     55,270             68,058
   Deferred income                              4,185             62,965
   Deferred income taxes                       15,390             11,053
Stockholder's equity:
   Convertible preferred stock, par value $1.00 1,027              1,027
	     Authorized - 4,000,000 shares
	     Issued and outstanding - 1,027,050
	       shares in both years
   Common stock, par value $1.00                1,031              1,031
	     Authorized - 2,000,000 shares
	     Issued and outstanding - 1,031,250
	       shares in both years
   Additional paid-in capital
	             - convertible preferred stock   123,973            123,973
	             - common stock                   27,929             27,929
   Reinvested earnings                        146,036            133,570
   Equity adjustment from foreign
       currency translation                      (759)              (361)
                                   				      --------          ---------
Total stockholder's equity                    299,237            287,169
                                   				      --------          ---------
Total Liabilities and Stockholder's Equity $1,269,590         $1,256,598
	                                   				    =========          =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, (in thousands)       1994          1993          1992
	                                   				     ------        -----        -----
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                      $  24,851     $   21,525    $    (7,197)
   Reconciliation to net cash from
      operating activities:
   Provision for losses on investments    19,000         29,000         81,000
   Depreciation expense                   33,341         29,052         17,927
   Cumulative effect of accounting
       changes                                 -              -         (9,456)
   Provision for deferred income taxes
       (benefits)                          6,673          6,826        (15,760)
   Gain on disposition of equipment      (21,444)       (44,434)       (22,277)
   Joint venture income                   (9,242)        (8,383)       (12,445)
   Changes in assets and liabilities:
      Accrued interest, accounts payable,
	       and other liabilities             61,836          6,254            253
      Due from GATX Corporation              123         (6,984)        (4,673)
      Deferred income                    (48,072)         1,474           (273)
   Other - net                                (6)        (6,994)         2,120
				                                       ------        -----          -----
Net cash flows from operating activities  67,060         27,336         29,219
                                   					   ------        -----          -----

CASH FLOWS FROM INVESTING ACTIVITIES

Investments in leased equipment, net of
  nonrecourse borrowings for
     leveraged leases                   (161,341)      (215,974)      (68,091)
Loans extended to borrowers             (101,500)       (39,390)      (40,184)
Other investments                        (16,285)       (46,199)      (68,510)
                                   					 --------        -------      -------
Total investments                       (279,126)      (301,563)     (176,785)

Lease rents received, net of earned income
   and leveraged lease nonrecourse
     debt service                         24,234         33,893         6,932
Loan principal received                   88,415         53,903        39,029
Proceeds from disposition of
   equipment                              75,697        101,429        52,502
Proceeds from disposition of
   real estate                            10,475         31,963         3,454
Joint venture investment recovery         23,564         24,603        52,606
                                  					 --------        -------      -------
Recovery of investments                  222,385         245,791      154,523
					                                    --------        -------      -------
Proceeds from disposition of other
    assets                                     -          90,604          -
				                                   	 --------        -------      -------
Net cash flows (used in) provided by
 investing activities                    (56,741)         34,832      (22,262)
                                   					 --------        -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES

Net increase (decrease) in short-term
   borrowings                             16,920         (76,156)     (44,895)
Proceeds from issuance of long-term
   debt                                   55,000         120,000      100,000
Repayment of long-term debt              (66,250)        (91,347)     (59,127)
Dividends paid to stockholder            (12,385)        (11,726)           -
Other financing activities                (7,147)         (2,816)      (6,295)
                                  					  --------        -------      -------
Net cash flows used in financing
   activities                            (13,862)        (62,045)     (10,317)
                                    				 --------          -------      -------
Net (decrease) increase in cash and
   cash equivalents                       (3,543)            123       (3,360)

Cash and cash equivalents at the
    beginning of the year                 12,950          12,827       16,187
                                  					 --------          -------      -------
Cash and Cash Equivalents at
   December 31                        $    9,407       $  12,950    $  12,827
                                    					  =======        =======      =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income taxes paid                      $  15,557       $  25,707     $  10,403
Interest paid                          $  61,918       $  65,861     $  72,653

The accompanying notes are an integral part of these consolidated financial statements.

Management's Discussion and Analysis
----------------------------------
Cash Flow, Liquidity and Capital Resources
--------------------------------------
   In 1994, the Company generated cash from operations of $67.1 million and portfolio proceeds of $222.4 million, which were reinvested in $279.1 million of leased equipment, loans and other investments, and used to pay $12.4 million in dividends.
   Cash from operating activities was higher in 1994 compared to the two prior years primarily due to the change in the Company's lease portfolio mix. The Company has made increasing investments in operating leases, both on and off the balance sheet, over the last three years. Cash from operating leases, net of lease-in expense, represented $15.3 million of the increase in cash from operations. Cash from loan interest increased $7.4 million. The remaining $17.0 million increase between 1994 and 1993 is primarily due to changes in certain assets and liabilities, which can vary between periods depending on timing of fundings, and payments made to GATX Corporation.
The increase in accounts payable includes a $48.0 million reclassification from deferred income related to aircraft that the Company must repurchase in January, 1995, as a result of the lessee's exercise of an option to return the aircraft.
   Cash from investing activities decreased between 1993 and 1994 due to a higher level of investment in new transactions, net of sale leaseback transactions, and less cash recovery of investments. Total 1993 investments included the purchase of a significant rail operating lease fleet which was subsequently sold and leased back from the purchaser, the proceeds of which are shown as proceeds from disposition of other assets.
The Company had approved unfunded transactions totalling $191.6 million as of December 31, 1994. Of this amount, $90.2 million is scheduled to be funded in 1995 and the remainder beyond.
   Recovery of investments decreased between 1994 and 1993 as a result of lower proceeds from disposition of equipment and real estate offset by higher principal repayments on loans. Disposition gains are discussed in the results of operations. Real estate proceeds continue to decline as the Company liquidates its remaining portfolio of owned real estate. Loan principal received in 1994 included prepayments of two golf loans with total principal balances of $41.8 million. Joint venture investment recovery in 1992 included $17.4 million of proceeds from the sale of a real estate joint venture investment.
   Cash from financing activities is used to fund investments and to pay dividends on the Company's common stock. Historically, dividends have been paid on the Company's common stock at the rate of 50% of net income, which is expected to continue in the future.
   The Company expects to fund a portion of future growth through issuance of medium-term notes, commercial paper, and bankers' acceptances. The commercial paper and bankers' acceptances are backed by credit agreements from a syndicate of domestic and international commercial banks. The
Company had unused capacity under these agreements of $125.2 million at December 31, 1994. In addition, the Company has a $300.0 million shelf registration for Series C medium-term notes, under which $55.0 million had been issued as of December 31, 1994.
   Total debt financing remained relatively constant between years while stockholder's equity increased $12.1 million. As a result, the Company's debt to equity ratio declined from 2.68:1 in 1993 to 2.58:1 in 1994. The leverage ratio as defined in the Company's credit agreements remains well within the 4:1 limit. The Company ensures a stable margin over its cost of funds by managing the relationship of its fixed and floating rate lease and loan financing to its fixed and floating rate borrowing. In order to meet this objective, derivative financial instruments, primarily interest rate swaps, are often used to modify the interest characteristics of the Company's debt. At December 31, 1994, the Company had $56.3 million more floating rate debt than floating rate assets.

   The following table provides additional information with respect to the
Company's liquidity and financial position:
As of and For the Year
Ended December 31,                         1994            1993            1992
                                   					  ------          -----           -----
Ratios:
Interest coverage                        1.85x            1.86x           1.17x
Floating rate exposure
   to total capitalization               4.91%              -                 -
Total debt financing
   to stockholder's equity               2.58x            2.68x            2.98x

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

SIGNIFICANT ACCOUNTING POLICIES
----------------------------
Business
--------
GATX Capital Corporation and subsidiaries (the "Company") provide and arrange equipment leases and other loan financing. The Company also manages a portfolio of leased equipment for its own account and the account of others. GATX Capital Corporation is a wholly-owned subsidiary of GATX Corporation.

Principles of Consolidation
------------------------
The consolidated financial statements include the accounts of the Company after elimination of significant intercompany accounts and transactions. Investments in minority-owned or non-controlled affiliated companies are accounted for using the equity method.

Cash and Cash Equivalents
-----------------------
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Income
--------------
Deferred income primarily represents income related to operating leases, where the Company is the lessee, for which the earnings process has not been completed. The income is recognized on a straight-line basis over the lives of the operating leases. The 1993 balance included $48.0 million of proceeds related to an aircraft sale which had been received in advance and deferred pending the outcome of an option to return the aircraft held by the purchaser. During 1994, the purchaser exercised its option to return the aircraft in January, 1995, and the balance was reclassified to accounts payable.

Lease and Loan Origination Costs
-----------------------------
Initial direct costs for originated direct finance and leveraged leases are capitalized and amortized as an adjustment of yield over the term of the lease. For operating leases, initial direct costs are deferred and amortized on a straight-line basis over the lease term. Loan origination fees are netted with loan costs and are deferred and recognized over the life of the loan as an adjustment to interest income.

INVESTMENTS
------------
Direct Financing Leases
---------------------
The Company's investment in direct financing leases includes lease contracts receivable plus the estimated residual value of the equipment at the lease termination date, less unearned income. Lease contracts receivable includes the total rent to be received over the life of the lease reduced by rent already collected. Initial unearned income is the amount by which the lease contract receivable plus the estimated residual exceeds the initial investment in the leased equipment at lease inception. The remaining unearned income is amortized to lease income over the lease term in a manner which produces a constant rate of return on the net investment in the lease.

The components of the Company's investment in direct financing leases are as follows:
At December 31,                           1994           1993
                                   					  -----         -----
Lease contracts receivable             $ 289,565    $ 340,885
Estimated residual value                  82,940       90,373
Unearned and deferred income            (127,064)    (155,653)
                             				       --------       --------
Net investment                         $ 245,441    $ 275,605
                                   					========     ========

Leveraged Leases
----------------
Financing leases which are financed principally with nonrecourse borrowings at lease inception, and which meet certain other criteria, are accounted for as leveraged leases. Leveraged lease contracts receivable are stated net of the related nonrecourse debt service, which includes unpaid principal and aggregate remaining interest on such debt. Unearned income represents the excess of anticipated cash flows (including estimated residual values and after taking into account the related debt service) over the Company's investment in the lease.

The components of the Company's net investment in leveraged leases are as follows:
At December 31,                      1994                   1993
                            				    -------                 -----
Lease contracts receivable         $ 547,961           $ 569,669
Nonrecourse debt service            (301,259)           (333,447)
                             				  ---------           ---------
Net receivable                       246,702             236,222
Estimated net residual value         157,736             143,309
Unearned income                     (151,787)           (154,578)
Investment in leveraged leases       252,651             224,953
Deferred taxes arising from
   leveraged leases                  (63,610)            (72,578)
                            				    ---------           ---------
Net investment                     $ 189,041           $ 152,375
                           				     ========            ========

Operating Leases
---------------
Leases that do not qualify as direct finance or leveraged leases are accounted for as operating leases. Rental income is reported on a straight-line basis over the term of the lease. Equipment subject to operating leases is stated at cost less accumulated depreciation plus accrued rent and is generally depreciated to its estimated residual value using the straight-line method. Aircraft are depreciated over their useful lives, ranging from 25-30 years, while other equipment is generally depreciated over the term of the lease. Depreciation expense of $33.3 million, $26.0 million, and $16.4 million is included in operating lease expense for 1994, 1993, and 1992, respectively.

Major classes of equipment on operating leases are as follows:
At December 31,                  1994                   1993
			                             -------                 ------
Aircraft                       $ 239,200              $ 189,849
Railroad equipment                69,933                 62,181
Other                             25,945                 22,859
                            				 -------                 ------
Total cost                       335,078                274,889
Accumulated depreciation         (47,791)               (32,307)
                             				 -------                 ------
Net book value                   287,287                242,582
Accrued rent and other             7,986                 12,069
                            				 -------                 ------
Net investment                 $ 295,273              $ 254,651
                            				 =======                =======

Earned Income from Leases
------------------------
The sources of earned income from leases were as follows:

At December 31,                 1994               1993            1992
                     			       ------              ------          -----
Direct financing leases     $  28,612         $  32,510       $  36,529
Leveraged leases               25,894            25,606          25,555
Operating leases               89,133            67,341          53,547
                     			      ------              ------          -----
Total Earned Income          $143,639          $125,457        $115,631
                     			      =======           =======        =======

The tax expense related to leveraged lease income was $9.3 million, $10.0 million, and $9.6 million in 1994, 1993, and 1992, respectively.

Secured Loans
------------
Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses, or real estate.

Financing Lease and Operating Lease Receivables and Loan Balance
-----------------------------------------------------------
As of December 31, 1994, financing lease receivables (net of nonrecourse debt service related to leveraged leases), minimum future rentals under operating leases and secured loan principal by year due are as follows:

	             	Financing Lease      Operating Lease      Loan
    Year due     Receivables          Receivables       Principal
     -------     -------------      --------------       --------
1995           $   90,213                $  62,299     $  39,858
1996               82,464                   41,727        35,835
1997               58,488                   36,817        32,778
1998               46,615                   35,118        34,829
1999               48,373                   23,709        18,673
After 1999        210,114                   43,182        69,252
              		 ---------             ----------         ------
     Total       $536,267                 $242,852      $231,225
	               	 =======                  ========     =======

Investment in Joint Ventures
-------------------------
   Investments in joint ventures include aircraft, rail, and technology equipment leasing, asset residual guarantee, and cogeneration ventures which are accounted for using the equity method. The extent of the Company's effective ownership interest and/or level of management control dictates the use of the equity method. Under such method, original investments are recorded at cost, adjusted by the Company's share of undistributed earnings or losses of these ventures and reduced by cash distributions.
   The Company makes certain adjustments to net income as reported by some of the joint ventures prior to the Company's calculation of its share of that net income in order to provide consistency with the Company's accounting policies. Due to the significance of the adjustments made to two of the joint ventures, the combined and condensed operating and balance sheet data have been restated to reflect these adjustments. Pre-tax income, as reported by the joint venture, has been increased by $22.6 million in 1992 to adjust for equipment writedowns recorded as a loss by one joint venture; the Company charged its share of the writedowns to the allowance for losses on investments. Pre-tax income also has been increased by $27.3 million, $20.8 million, and $15.1 million in 1994, 1993 and 1992, respectively, to reverse interest expense recognized on loans to a joint venture from its partners; the Company records these loans as equity contributions. The partner loan balances of $472.2 million, $482.3 million, and $393.6 million at December 31, 1994, 1993 and 1992, respectively, have been reclassified from long-term liabilities to partners' equity.

   Unaudited combined and condensed operating and balance sheet data as adjusted are as follows:

Year Ended December 31,           1994               1993            1992
				                             ------              ------          -----
Revenues                      $  282,352         $  224,179      $  278,818
Pre-tax income                    41,510             17,241          28,951
Total assets                   1,257,794          1,161,123       1,055,627
Long-term liabilities            441,625            382,207         358,724
Total liabilities                558,679            481,846         452,410
Equity                           699,115            679,277         603,217

Assets Held for Sale or Lease
--------------------------
Assets held for sale or lease consist of equipment which has been repossessed or returned by the lessee after normal lease maturity, and real estate upon which the Company foreclosed when the debtors owning the property were unable to discharge their obligations or which has been recorded as an in-substance foreclosure. Upon foreclosure, properties are recorded at the lower of their then carrying amount or fair market value. Generally, depreciation is only recorded on aircraft available for sale or lease which is held for more than six months.

The major classes of assets held for sale or lease are as follows:

At December 31,                 1994                   1993
                      			       -----                 ------
Real estate                 $16,945              $28,409
Aircraft                     10,057               31,562
Other                         3,375                3,605
                       			    -----                 ------
   Total cost                30,377               63,576
Accumulated depreciation     (6,057)              (6,799)
	                      		    -----                 ------
   Net investment           $24,320              $56,777
                    			     ======               =======

Other Investments
----------------
   Other investments, as of December 31, 1994, primarily consist of the Company's investment in a residential and commercial real estate development, and progress payments for assets under construction.

The components of other investments are as follows:

At December 31,                           1994                   1993
                                   					 -----                 ------
Real estate development                 $16,623              $18,990
Progress payments and other               3,750                5,308
                                      				-----                 ------
	Total investment                       $20,373              $24,298
                                    					=======               ======

Investment in Future Residuals
----------------------------
   The Company has purchased interests in the residual values of equipment leased by others. Residuals purchased prior to July 1, 1985 are accreted to their estimated future value. For lease residuals purchased after June 30, 1985, the Company does not accrete the carrying value over time; the difference between initial cost and future value is recognized upon disposition.
   Under certain lease underwriting compensation formulas, the Company earns a fee based on the future residual owned by the equity investor for whom the lease was arranged. With respect to transactions concluded prior to June 18, 1986, fees may be recognized as income at lease inception at the net present value of estimated future cash flows from residual realization. Such stated amounts are accreted in a manner designed to produce a constant rate of return on such net present value. This accretion is also included in fee income. Recognition of all fees from transactions concluded after June 17, 1986 occur upon realization.

The components of the Company's recorded investment in future residuals are as follows:

At December 31,                           1994                   1993
                                   					  -----                 ------
Purchased residuals                   $  4,728               $  6,517
Lease underwriting
   deferred fees                         8,429                  7,554
                                    				 -----                 ------
       Total investment                $13,157                $14,071
                                   					=======               ======

ALLOWANCE FOR LOSSES ON INVESTMENTS
------------------------------------
   The Company maintains an allowance for losses on investments through periodic provisions. The purpose of the allowance is to provide for credit and collateral losses which are inherent in the investment portfolio. It is the Company's policy to charge off amounts which, in the opinion of management, are not recoverable from obligors or the disposition of collateral.

Activity within the allowance for losses on investments account was as follows:

Year ended December 31,               1994               1993            1992
                            				     ------              ------          -----
Beginning balance                    $88,193          $101,323     $  71,864
Provision                             19,000            29,000        81,000
Charges to allowance                 (27,480)          (44,180)      (52,222)
Recoveries and other                   2,493             2,050           681
                              				    ------              ------          -----
   Balance at end of year            $82,206         $  88,193      $101,323
                               				    ======             ======      =======

DEBT AND CAPITAL LEASE FINANCING
--------------------------------
Short-term Borrowing
-------------------
At December 31, 1994, the Company had commitments under its credit agreements with a group of banks for revolving credit loans aggregating up to $250 million. The credit agreements contain various covenants which include, among other factors, minimum net worth, restrictions on dividends and requirements to maintain certain financial ratios. At December 31, 1994, these covenants limited the Company's ability to transfer net assets to its parent to no more than $100.1 million. The revolving commitments are available for borrowing, repaying and reborrowing at any time and contain various pricing options. The Company pays a facility fee on one facility and a commitment fee on the unused commitment of the other facility, but is not obligated to maintain compensating balances. At December 31, 1994
$125.2 million of the commitments in excess of amounts backing commercial paper and bankers' acceptances were available and unused.
   The Company obtains short-term financing by issuance of commercial paper and bankers' acceptances through its dealers in the United States and Canada, and from notes payable to banks. At December 31, 1994 the majority of such borrowings were backed by or under the principal credit agreements. The weighted average interest rate at the end of the period was 6.23% and 3.86% as of December 31, 1994 and 1993, respectively.

Senior Term Notes
----------------
Senior term notes include the following:

Year ended December 31,                           1994                   1993
                                          						 -----                 ------

Variable rate:
Medium-Term Notes
   due 1995-1999                             $  60,000            $  30,000
Senior Bank Note
   due 1995                                     10,000               10,000
                                           						-----                 ------
      Subtotal - variable rate               $  70,000            $  40,000
                                           						-----                 ------
Fixed rate:
5.45% - 10.30% Medium
   Term Notes due 1995-2004                    443,600              474,850
9 3/8% Senior Notes
   due 1997                                     50,000               50,000
10% Senior Notes
   due 1996                                     50,000               50,000
Other Senior Note
   9 3/8% due 1994                                _                  10,000
                                          						-----                 ------
      Subtotal - fixed rate                    543,600              584,850
                                          						-----                 ------
       	 Total senior term notes              $613,600             $624,850
                                   					       =======              ========

Interest on variable rate senior term notes is calculated using LIBOR.

Nonrecourse Obligations
---------------------
   Nonrecourse obligations consist primarily of debt collateralized by aircraft and their related lease contracts, and real estate projects. The carrying amount of this collateral at December 31, 1994 was $81.3 million. The nonrecourse obligation associated with one aircraft will become recourse to the Company to the extent of the then remaining debt balance in 2002 when a balloon payment of $7.3 million is due.
   During 1994, the Company had the following non-cash transactions. Nonrecourse debt of $6.5 million was assumed in exchange for an additional investment in real estate, nonrecourse debt of $8.4 million was settled with a reduction in an investment in aircraft, and nonrecourse debt of $7.3 was assumed by the purchaser of certain real estate.

Nonrecourse obligations include the following:

At December 31,                           1994                   1993
                                    					 -----                 ------

Variable rate:
   Notes due 2002                      $39,378                 $42,009
   Notes due 1997                         _                      8,425
   Notes due 2000                        3,535                   3,785
   Other                                 5,908                   6,263
                                   					-------                -------
      Subtotal - variable rate          48,821                  60,482
                                  					 -------                -------
Fixed rate:
   9.25% Note due 1996                      _                    7,309
   8.25% Note due 1996                   6,449                      _
   Other                                    _                      267
                                   					-------                   -------
      Subtotal - fixed rate              6,449                   7,576
                                   					-------                   -------
	 Total nonrecourse debt               $55,270                $ 68,058
                             				       =======                  ======

Interest on variable rate nonrecourse obligations is calculated using the Prime rate or LIBOR.

Obligations Under Capital Lease
---------------------------
Obligations under capital lease consist of equipment subject to capital lease financing which has been subleased. Such subleases are classified as direct financing leases having carrying values of $18.9 million and $23.6 million at December 31, 1994 and 1993, respectively. Minimum future lease payments receivable under the subleases aggregate $27.1 million receivable over a period ending in 2003. The obligations under capital leases and the related subleases have the same term and call for fixed rental payments. The Company has purchase and renewal options under the leases which allow it to accommodate similar options exercisable by sublessees.

Maturities
---------
Maturities of debt financings, obligations under capital leases and nonrecourse obligations are presented in the following table. Imputed interest on capital leases totalled $6.0 million at December 31, 1994. This table assumes that the commercial paper, notes payable and bankers' acceptances are retired by the unused revolving commitments.

	         Converted             Obligations       Total
	         Revolving    Senior   Under Capital     Debt        Nonrecourse
Year due Credit Loans Term Notes   Leases       Financing      Obligations
	          ----------- ---------- ------------   ---------    ------------
1995      $  _      $ 104,000        $   3,629     $ 107,629     $    6,214
1996         _        105,000            3,627       108,627         10,531
1997     138,855      105,000            2,067       245,922          4,171
1998         _         75,000            1,378        76,378          5,470
1999         _         83,600            1,477        85,077          4,830
After 1999   _        141,000            7,253       148,253         24,054
      	 ---------   ---------         -------       --------         -------
Total    $138,855    $613,600         $ 19,431      $771,886       $ 55,270
       	 ========    ========        ========       ========        ========

DERIVATIVE FINANCIAL INSTRUMENTS
---------------------------------
   The Company has significant amounts of floating rate lease and loan investments, as well as transactions denominated in foreign currencies, giving rise to market risks from changes in interest and foreign exchange rates. Derivative financial instruments are used to reduce those risks.
The Company enters into interest rate swap agreements to modify the interest characteristics of its outstanding debt from a fixed to a floating basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is calculated based on the notional amounts and a widely used floating rate index (6 month LIBOR). It is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. Interest expense was reduced by $2.2 million, $3.1 million and $0.9 million in 1994, 1993, and 1992, respectively, as a result of interest rate swaps. The related amount payable to or receivable from counterparties is included in accrued interest. The fair values of the swap agreements are not recognized in the financial statements. The total notional principal of all interest rate swaps as of December 31, 1994 was $180.0 million, with termination dates ranging from 1995 to 2003.
   The Company has also entered into a currency swap agreement to protect itself from the risk that the eventual dollar net cash in-flow from a foreign denominated investment will be adversely affected by changes in exchange rates. The currency swap exchanges a U.S. borrowing of $3.7 million with interest based on LIBOR for a liability of $5.0 million Canadian with interest based on the Bankers' Acceptance rate.

OPERATING LEASE OBLIGATIONS
---------------------------
   The Company is a lessee under certain aircraft, railroad rolling stock, and office leases which are classified as operating leases. Total rental expense was $16.1 million, $9.8 million and $7.7 million in 1994, 1993 and 1992, respectively. The aircraft and rolling stock under these leases have been subleased, generating lease income of $17.4 million, $12.8 million and $4.9 million in 1994, 1993 and 1992, respectively.
   Future rentals payable by the Company through 2011 and sublease receivables under noncancellable operating leases through 2008 are as follows:

                     			      Obligations Under         Sublease
Year Due                       Operating Leases         Receivables
-------                        ----------------       -----------
1995                              $ 17,460               $17,902
1996                                17,304                13,639
1997                                16,837                13,404
1998                                16,804                11,601
1999                                16,536                11,168
After 1999                         135,640                29,447
                            				   -------               -------
    Total                         $220,581               $97,161
                             				  ========               =======

CAPITAL STOCK
-------------
   As of December 31, 1994 and 1993, all issued common and preferred stock of the Company was held by GATX Corporation.
   The preferred stock has a conversion price of $100 per share and may be exchanged for common stock on a one-for-one basis. Dividends on preferred stock are payable on a share-for-share basis at the same rate per share as common stock when and as declared by the board of directors. Conversions of preferred stock will commence in the year 2004 unless GATX Corporation continues to extend the initial redemption date.
   The preferred stock redemption schedule calls for 51,355 shares to be redeemed in each of the first two conversion years, 77,030 shares in each of the subsequent two years, 102,705 shares in each of the following three years and 154,055 shares in each of the succeeding three years. Conversion is conditioned on the Company being in compliance with provisions of all of its debt agreements.

INCOME TAXES
------------
   GATX Corporation files a consolidated federal income tax return which includes the Company. Under an intercompany tax agreement, the parent reimburses the Company to the extent the Company's operating losses and investment tax credits are utilized in the consolidated federal return. Should the Company generate taxable income, the agreement provides for payment by the Company of any resulting additional federal tax liability incurred by GATX Corporation.
   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded these differences in its deferred tax accounts, inter-company accounts receivable, and equity accounts. In exchange for cash payments, GATX Corporation has assumed a portion of GATX Capital's deferred tax liability. GATX Corporation re-contributed these amounts through the purchase of Redeemable Preferred Stock over the period from 1975 to 1985. In addition, GATX Capital has an account receivable of $46.1 million from GATX Corporation resulting from the reassumption of a portion of these deferred taxes through December 31, 1994. Offsetting this receivable is $3.5 million due to GATX Corporation which consists of amounts owed for dividends, overhead, and taxes pursuant to the intercompany tax agreement.

Significant components of the Company's deferred tax liabilities and assets are as follows:

At December 31,                    1994                   1993
                             				  -----                 ------
Deferred tax liabilities
   Leveraged leases            $   63,610          $   72,578
   Other leases (non-leveraged)    51,158              63,506
   Investment in joint ventures    15,505              12,174
   Alternative minimum
       tax adjustment               1,318                  _
   Other                            3,388                  _
                            				    -----              ------
      Total deferred tax
       	 liabilities             $134,979            $148,258
                            				 --------           ---------
Deferred tax assets:
   Allowance for losses
     on investments             $  32,245           $  34,594
   Loans                            2,488              11,119
   Other                            5,915              12,551
      Total deferred tax assets    40,648              58,264
                             				 --------           ---------
      Net deferred tax
       	 liabilities            $  94,331           $  89,994
                            				 ========             ========
Tax account balances:
   Deferred income tax
       liabilities              $  15,390           $  11,053
   Preferred stock and related
      additional paid-in capital  125,000             125,000
   Due from GATX Corporation      (46,059)            (46,059)
                            				  --------           ---------
      Net deferred tax
       	 liabilities            $  94,331           $  89,994
                            				  ========           ========

Income before income taxes from foreign operations was $1.8 million, $3.0 million, and $2.1 million in 1994, 1993 and 1992, respectively. Foreign tax expense was $1.9 million, $2.0 million, and $1.2 million in 1994, 1993, and 1992, respectively.

A reconciliation between the federal statutory tax rate and the Company's effective tax rate is shown below:

Year ended December 31,                  1994          1993            1992
                                   					------         ------          -----
Federal statutory income tax rate        35.0%         35.0%              34.0%
State tax provision,
   net of federal tax benefit             4.1%          3.9%               4.8%
Impact of federal tax rate increase        _            3.7%                  _
Sale of consolidated subsidiary            _            1.3%                  _
Other                                     3.9%          5.9%              (1.7)%
                                   					------         ------             -----
Effective tax rate                       43.0%         49.8%              37.1%
                                   					 ====           ===                ====

FOREIGN OPERATIONS
------------------
   In addition to its domestic operations, the Company provides or arranges equipment financing for nonaffiliated entities outside the United States.

Selected information related to foreign operations is summarized below:

Year ended December 31,            1994               1993            1992
                             				 ------              ------          -----
Earned income:
Domest                          $ 179,709         $ 171,047          $ 151,809
Export                             26,436            29,866             28,548
Foreign                            10,505            11,851             11,815
Eliminations                         (618)             (367)            (2,056)
                             				  ------              ------            -----
                            				$ 216,032         $ 212,397          $ 190,116
                            				  ========         =========         ========

Net income(loss):
United States                   $  20,596       $    16,590        $  (10,557)
Foreign                             4,192             4,929             3,353
Eliminations                           63                 6                 7
                            				   ------              ------            -----
                     			       $   24,851        $   21,525       $    (7,197)
                             				  ========         =========         ========

Total assets:
United States                  $1,038,762        $1,050,117        $1,143,587
Foreign                           236,828           213,169           187,989
Eliminations                       (6,000)           (6,688)           (1,107)
                              				  ------              ------            -----
                     			       $1,269,590        $1,256,598        $1,330,469
                            				 ========         =========         ========

RETIREMENT BENEFITS
-------------------
   The Company participates in the GATX Non-Contributory Pension Plan for Salaried Employees (the "Plan"), a defined benefit pension plan with GATX Corporation covering substantially all employees. Pension cost for each GATX subsidiary included in the plan is determined by independent actuaries. However, accumulated plan obligation information, plan assets and the components of net periodic pension costs pertaining to each subsidiary have not been separately determined. Contributions to the Plan made by the Company through GATX Corporation and pension expense allocated to the Company are not material to these financial statements.
   In addition to pension benefits, the Company provides other postemployment benefits, including limited health care and life insurance benefits, for certain retired employees who meet established criteria. Most domestic employees are eligible if they retire from the Company with immediate pension benefits under the Plan.


COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
-------------------------------------------------------------
   At December 31, 1994, the Company had approximately 650 financing contracts with 450 customers, aggregating $1.3 billion of investments before reserves. Of this amount, 46% consisted of investments associated with commercial jet aircraft, 17% railroad equipment, 8% warehouse and production equipment, 8% marine equipment, 6% golf courses, 4% real estate, and 11% other equipment.
   The Company's backlog was $191.6 million and $232.8 million, respectively, at December 31, 1994 and 1993.
   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees. Such instruments involve, to varying degrees, elements of credit and market risk which are not recognized in the consolidated balance sheets. The contractual amount of the instruments are shown below:

Year ended December 31,            1994                 1993
                            				  -------             -------
Guarantees                       $ 99,094           $60,184
Stand-by loan commitments           5,800            12,500

   Guarantees are commitments issued by the Company to guarantee the value of an asset at the end of the lease, or to guarantee performance of an affiliate to a third party. These commitments have fixed expiration dates ranging from 1995 to 2015. Since many of the assets on lease are expected to retain their value, the total amount guaranteed does not necessarily represent future cash requirements.
   Stand-by loan commitments represent an agreement to lend funds to a customer upon the occurrence of certain events as defined in the contract. The commitments expire in 1998.
   The Company uses essentially the same credit policies in making commitments and conditional obligations as it does for funded transactions. All investments are subject to normal credit policies, collateral requirements and senior management review. For example, lease provisions require lessees to meet certain standards for maintenance and return conditions, and provide for repossession upon default. Loans are generally secured by equipment or real estate, and may involve guarantees or other assets as collateral. All commitments having off-balance-sheet risk are reviewed regularly for potential exposure and a provision for possible loss is made if required.

FAIR VALUE OF FINANCIAL INSTRUMENTS
-----------------------------------
   Generally accepted accounting principles require disclosure of the estimated fair value of the Company's financial instruments, excluding lease transactions accounted for under SFAS 13. Fair value is a subjective and imprecise measurement that is based on assumptions and market data. The use of different market assumptions and valuation methodologies may have a material effect on the estimated fair value amounts. Accordingly, management cannot provide assurance that the fair values presented are indicative of the amounts that the Company could realize in a current market exchange.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Short-term Financial Instruments
------------------------------
   The carrying amounts included on the balance sheet approximate fair value because of the short maturity of these instruments. This approach applies to cash and cash equivalents, accrued interest, accounts payable, commercial paper, and bankers' acceptances.

Secured Loans
------------
   The fair values of the fixed rate loans are estimated using discounted cash flow analyses, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The fair values of the variable rate secured loans are assumed to be equal to their carrying values.

Senior Notes and Nonrecourse Debt
------------------------------
   The fair value of fixed rate senior notes and nonrecourse debt was estimated by aggregating the notes and performing discounted cash flow analyses using a weighted average note term and the current market rate for similar types of borrowing arrangements. The fair values of variable rate senior notes and nonrecourse debt are assumed to be equal to their carrying values.

Interest Rate Swaps
-----------------
   The fair value of the interest rate swaps is estimated by discounting the fixed cash flows received under each swap using the rate at which the Company could enter into new swaps of similar remaining maturities. The carrying amount shown on the following table represents the amount of accrued interest payable or receivable at the end of the period. The fair value represents the accrued amount plus the amount that the Company would have to pay or would receive in the current market to unwind the swaps.

Other Off-Balance Sheet Financial Instruments
------------------------------------------
   It is not practicable to estimate the fair value of the Company's other off-balance sheet financial instruments because there are few active markets for these transactions, and the Company is unable at this time to estimate fair value without incurring excessive costs.

Summary of Fair Values
--------------------
   The following table presents the fair values of only those financial instruments required to be presented by generally accepted accounting principles. Proceeds from senior term notes are invested in a variety of activities, including both financial instruments shown in this table, as well as leases and joint venture investments, for which fair value disclosures are not required. When evaluating the extent to which estimated fair value of borrowings exceeds the related carrying amount, users should consider that the fair value of the fixed rate payment streams for leases would increase as well.

				                                  Carrying               Fair
At December 31, 1994                   Amount               Value
                           				      ---------           -------
Assets:
Secured loans                           $231,225          $221,239
Liabilities:
Senior term notes                        613,600           614,600
Nonrecourse debt                          55,270            55,298
Interest rate swaps                          (76)           10,454

                            				      Carrying               Fair
At December 31, 1993                   Amount               Value
                             				      ---------           -------
Assets:
Secured loans                           $226,073          $228,300
Liabilities:
Senior term notes                        624,850           678,700
Nonrecourse debt                          68,058            68,882
Interest rate swaps                        1,074            (2,346)


Report of Independent Auditors

Board of Directors
GATX Capital Corporation

   We have audited the accompanying consolidated balance sheets of GATX Capital Corporation (a wholly-owned subsidiary of GATX Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and reinvested earnings and consolidated cash flows for each of the three years in the period ended December 31, 1994. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GATX Capital Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
   In 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions effective January 1, 1992.

ERNST & YOUNG LLP

San Francisco, California
January 24, 1995