Form 10-K, Exhibit 13
period 1996-12-31
GATX CAPITAL CORP
filed 1997-03-28
CIK 357019

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

ASSET CONCENTRATION
Stacked pie charts presenting the following:
As of December 31,        1996  1995
------------------        ----  ----
Commercial Aircraft        33%   39%
Rail                       20%   18%
Technology                 12%    8%
Other                      35%   35%

OVERVIEW
     GATX Capital Corporation and its subsidiaries ("GATX Capital" or the "Company") actively invest in a wide variety of assets. These investments are made through a variety of financing instruments, primarily leases and loans, either for the Company's own account or through partnerships and joint ventures. GATX Capital actively manages its existing portfolio of investments as well as those of institutional investors, and several joint ventures and partnerships in which it participates. Additionally, the Company arranges secured financing for others. The Company also sells computer network technology equipment and provides technical service on the equipment it sells.
     In 1996, the domestic asset financing markets in which the Company participates remained extremely competitive, as the imbalance between investor supply (high) and financing demand (comparatively low) continued to depress lessor returns in new lease transactions. Nonetheless, GATX Capital enjoyed notable success in the secondary market purchase of leases or lease portfolios; in the operating lease of aircraft, rail and technology assets; and in successfully arbitraging between asset and financial markets. Going forward, the Company's response to tightening market conditions will include: (i) partnering with others possessing complementary expertise and/or funding capabilities, (ii) combining our financial structuring, asset management and investment banking skills in new ways to benefit our customers, and (iii) selectively adapting and exporting that skill set to markets around the globe.
     GATX Capital's operating lease rates for aircraft leases entered into during 1996 were higher for the same type of aircraft than in the past several years. Improvement in rental rates is expected to continue in 1997. Rental rates reflect the results of continuous traffic growth on top of already high industry load factors, the replacement of aircraft that do not meet Stage III noise levels, and relatively low manufacturer 1997/1998 production rates. Additionally, recent fuel cost increases, safety concerns about older aircraft, and a desire on the part of major airlines to reduce flight crew costs through the use of modern "common cockpit" fleets from the same manufacturer have combined to make new aircraft delivery positions relatively scarce until 2000. GATX Capital has positioned itself in this environment with its partner-oriented investment in six firm A321-200 orders and three options, together with its 1996 order for 10 firm and 10 option B737-800 aircraft, as well as a B757-200 purchase. As in 1996, our future aircraft strategy will include continuing to seek institutional partners for aircraft purchases to reduce risk, earn fees, and obtain performance-based upside in conjunction with managing partner investment.
     The North American rail equipment leasing marketplace continues to be characterized by relatively high demand for equipment as well as active competition among leasing companies and financial institutions. Railroads' increased efficiency, a relatively strong economy, and corresponding increases in freight traffic have contributed to an attractive supply-demand relationship for leased rail equipment in general, although certain rail car types experienced isolated instances of softness in demand. The year-end utilization of GATX Capital's operating lease fleet was approximately 97% for rail cars and 99% for locomotives. The outlook for this business remains positive and the Rail Group's primary focus will continue to be North America, although it will pursue attractive opportunities in other parts of the world.
     The market for information technology and communications equipment and services continues to provide substantial growth opportunities for GATX Capital.

With the October 1996 acquisition of the 50% of Centron it did not already own, the Company broadened its presence in this growing market. Businesses are increasingly migrating from centralized, proprietary legacy systems to distributed client/server systems based upon open standards which present complex design, procurement, integration and management issues. The Company believes that equipment financing and value-added services must be combined to be successful in this market. GATX Capital, with its joint venture partners and affiliates, is positioning itself to provide customers with a single source for the life cycle requirements of computing and networking products, both in North America and in Europe.

RESULTS OF OPERATIONS
     The Company's 1996 record net income of $45.9 million exceeded 1995's net income by $13.3 million, or 41%. The increase is due primarily to an increase in investment income resulting from (1) an increase in the investment portfolio during the year and (2) an increase in fee income from asset remarketing services provided to third parties.
     The increase in net income between 1994 and 1995 was primarily due to higher gains and fees from asset remarketing coupled with increased joint venture income, partially offset by lower income from leases and loans and higher interest and administrative expenses.

Investment Income
     The Company uses its financial structuring, asset management and investment banking skills to generate investment-related income in three primary ways: (1) managing its investments while under contract, (2) selling or remarketing its assets at the end of the contract term or when market opportunities arise and
(3) generating fees from third parties by serving as a resource for similar transactions.
     During 1996, the Company invested approximately $656.7 million (70% more than in 1995), resulting in a net increase in the Company's investment portfolio of $240.7 million over year-end 1995. Depending on the type of investment, related revenues are recorded as lease income, interest income, joint venture income or other income. Investment revenues are offset by interest expense on borrowings used to fund investments, operating lease expense and other expenses. Loss reserves are provided to maintain an adequate allowance for losses in relation to investments based on assessments of credit, collateral and market risks.

INVESTMENT INCOME
Bar graph presenting following:
Year ended December 31,            1996       1995       1994
----------------------------   --------   --------   --------
Leases                         $195,745   $139,712   $143,639
Interest                         28,374     23,179     27,085
Investment in joint ventures     22,411     18,594      9,242
Other                            10,414      2,875      4,511
                               --------   --------   --------
Total                          $256,944   $184,360   $184,477
                               ========   ========   ========

     New investments in leased assets, including those funded with off-balance sheet financing, contributed to the increases in lease income and operating lease expense. The $56.0 million increase in lease income is attributable to the full-year impact of Sun Financial, which was acquired in late 1995 ($22.1 million), revenues from new lease investments ($29.3 million), and revenues related to the October 1996 acquisition of Centron ($4.6 million). The $26.9 million increase in operating lease expense is due primarily to higher depreciation expense resulting from increased investments (including the full-year impact of Sun Financial and the impact of Centron) and operating lease rent expense associated with investments funded with off-balance sheet financing.
     Lease income in 1995 was $3.9 million lower than 1994 despite an increase in lease investments. Four aircraft, subsequently sold, which had been generating $8.0 million per year in income, came off lease in early 1995. Operating lease expense in 1995 was essentially flat versus 1994, although depreciation expense decreased due to the termination of the aforementioned aircraft leases, offset by increased operating lease expense associated with off-balance sheet financed investments.

OPERATING LEASE EXPENSE
Bar graph presenting following:
Year ended December 31,      1996      1995      1994
-----------------------   -------   -------   -------
Depreciation              $41,366   $28,420   $33,262
Rent                       29,974    17,110    12,669
Other                       5,949     4,894     4,690
                          -------   -------   -------
Total                     $77,289   $50,424   $50,621
                          =======   =======   =======

     Interest income increased $5.2 million in 1996 when compared to 1995, due to higher average loan balances outstanding during the year along with fees related to loan prepayments. Interest income in 1995 was lower than in 1994 due to early loan repayments in 1994, which generated $2.4 million of interest income from prepayment premiums and an additional $3.0 million of interest, which had not been accrued due to its uncertain nature and was realized from a real estate loan and an investment in purchased notes.
     The majority of the $3.8 million increase in joint venture income is due to the Company's continued focus on partnering with other investors. During the year, the Company entered into five new air, rail and technology joint ventures, in addition to making additional investments in existing joint ventures. Partially offsetting the increase in joint venture income was the impact of the acquisition of the non-owned portion of Centron, which was accounted for under the equity method prior to the acquisition and consolidated thereafter. The increase in 1995 joint venture income was due to (1) the Company's aircraft leasing joint venture generating more lease income in 1995 than in 1994 as a result of certain aircraft earning higher than normal rents for a short term during the year coupled with the impact of higher interest rates on variable rate leases, and (2) $3.1 million from the final disposition of a real estate investment.

JOINT VENTURE INCOME
Bar graph presenting following:
Year ended December 31,      1996      1995      1994
-----------------------   -------   -------   -------
Air                        $9,869   $11,329    $6,878
Rail                        6,683     1,172       204
Technology                  4,856     3,498     2,360
Other                       1,003     2,595       --
                          -------   -------   -------
Total                     $22,411   $18,594   $ 9,442
                          =======   =======   =======


     Other income increased $7.3 million. The 1996 income amount includes $3.0 million of realized gains on sales of stock acquired with warrants received in conjunction with certain financing activities. Such gains are not generally predictable.
     The $17.7 million increase in interest expense is primarily a result of an overall increase in the Company's average debt balance related to portfolio growth, partially offset by lower average borrowing rates. Also affecting interest expense was the full year impact of Sun Financial. The increase in interest expense in 1995 compared to 1994 was primarily due to an increase in average outstanding debt balances and an increase in interest rates.

Asset Remarketing
     Asset remarketing income includes gains on the sales of the Company's owned assets and fee income generated from providing remarketing services for third parties and from the sale of non-owned assets in which the Company has a residual share. Fee income from asset remarketing services is generally performance-based. Because asset remarketing income is realized at both lease end and in response to market opportunities, it does not occur evenly between periods and can fluctuate significantly depending on market conditions. Income from asset remarketing has historically been a significant contributor to income.

Bar graph presenting following:
Year ended
December 31,       Gains        Residual
                 on Sale    Sharing Fees   Total

1996                35,534        21,425   56,959
1995                33,131         9,382   42,513
1994                21,444         2,883   24,327
1993                44,434           262   44,696
1992                22,277         1,678   23,955
1991                50,510         1,765   52,275
1990                47,062         1,537   48,599
1989                34,485         1,138   35,623
1988                23,675         2,252   25,927
1987                21,403           --    21,403

Portfolio Management and Transaction Services
     In addition to earning fees for asset remarketing services, the Company also generates fees from managing leased asset portfolios for institutional investors, from managing substantially all of the partnerships in which the Company invests, and from brokering or arranging transactions. As with asset remarketing fees, transaction fees do not occur evenly between periods.

Equipment Sales and Service
     In October 1996, the Company purchased the 50% of Centron which it did not already own. Centron sells computer hardware and technical services required to build and operate corporate computer networks. During the two months of 1996 in which Centron financial results were consolidated in the Company's financial statements, Centron's equipment sales and service business contributed $36.3 million of sales and service revenue and $33.0 million of related costs and expenses. Centron's sales and earnings are seasonal in nature, with a disproportionately positive impact in the fourth quarter. Related trade accounts receivable and inventory balances at December 31, 1996 are included in the other assets balance. GATX Capital expects this business activity to have a much larger financial impact in 1997, the first full year in which Centron will be consolidated.

SELLING, GENERAL AND ADMINISTRATIVE expenses include costs to manage the Company's own portfolio as well as the portfolios of institutional investors and of partnerships in which the Company has an interest. These costs increased in 1996 as a result of higher human resource and other administrative costs resulting from increased business activity, including the full-year impact of Sun Financial and the two-month impact of Centron. The increase in selling, general and administrative expenses in 1995 compared to 1994 was also caused by an increase in business activity.

THE PROVISION FOR LOSSES ON INVESTMENTS is based on the current estimate of reserve needs, and fluctuates from period to period as warranted based on a review of credit, collateral and market risks. The allowance for losses on investments increased $21.6 million during the year as a result of a $12.7 million provision for losses and $13.9 million in recoveries of previously written-off investments, offset by $5.0 million in write-downs. At December 31, 1996 the allowance for losses was 6.6% of investments, including off-balance sheet assets and after deducting non-leveraged non-recourse debt.

Cash Flow, Liquidity and Capital Resources
     In 1996, the Company generated cash from operations and from investments of $454.2 million, borrowed $159.8 million net of repayments, and received $63.8 million from sale-leasebacks. This cash was used to fund new investments of $656.7 million and pay dividends of $22.6 million. Historically, dividends have been paid on the Company's common stock at the rate of 50% of net income.

CASH FROM OPERATING ACTIVITIES IN 1996 increased primarily as a result of an increase in fee income received during the year. 1995 was negatively impacted by a $48 million payment made that year related to the return of four wide-body aircraft.

CASH USED IN INVESTING ACTIVITIES increased in 1996, reflecting a record $656.7 million of new investment, up 70% over 1995, partially offset by an increase in cash from recovery of investments including proceeds from sale-leaseback transactions. The increase in cash from recovery of investments resulted mainly from an increase in loan repayments and lease rents received. In 1995, cash used in investing activities was relatively unchanged from the prior year, despite an increase in cash from recovery of investments, because this cash was reinvested in new leases, loans and other investments.

INVESTMENT VOLUME
Bar graph presenting following:
Year ended December 31,       1996       1995      1994
-----------------------       ----       ----      ----
New investment volume     $656,662   $385,938  $279,126
                          ========   ========  ========

LIQUIDITY AND CAPITAL RESOURCES
     In December 1996, the Company issued $200 million of 10-year bonds in an underwritten public offering under its existing medium-term note shelf registration. Proceeds from the issuance were used to pay down commercial paper and fund new investments.
     As of December 31, 1996, the Company has approved unfunded transactions totaling $425 million, of which $203.6 million is expected to fund in 1997 and the remaining $221.4 million thereafter. Once approved for funding, a transaction may not be completed for various reasons, or the investment may be shared with partners or sold.
     The Company expects to fund a portion of future growth through issuance of additional medium-term notes, commercial paper and bankers' acceptances. The commercial paper and bankers' acceptances are backed by credit agreements from a syndicate of domestic and international commercial banks. The Company has unused capacity under these agreements of $256.2 million at December 31, 1996. In addition, the Company has a $300 million shelf registration for Series D medium-term notes, under which $268 million has been issued as of December 31, 1996. A new shelf registration of Series E medium-term notes is planned for the second quarter of 1997. The Company has no firm commitments for the purchase of notes that it may issue from the unused portions of these shelf registration statements.
     Certain lease transactions are financed by obtaining nonrecourse loans equal to the present value of some or all of the rental stream. The interest rates used to discount the rentals are based on the credit quality of the lessee and the size and term of the lease. The Company uses a wide variety of nonrecourse lenders to ensure adequate and reliable access to the credit markets. GATX Capital's senior unsecured notes are rated BBB+ by Standard & Poor's and Baa2 by Moody's Investors Service.
     The Company ensures a stable margin over its cost of funds by managing the relationship of its fixed and floating rate lease and loan investments to its fixed and floating rate borrowings. In order to meet this objective, derivative financial instruments, primarily interest rate swaps, are used to modify the interest characteristics of the Company's debt. The Company manages the credit risk of counterparties by dealing only with institutions that it considers financially sound and by avoiding concentrations of risk with a single counterparty. Fluctuations in interest rates may impact earnings, either negatively or positively, depending on the Company's net floating rate asset or debt position. At December 31, 1996, the Company has $50.2 million more floating rate assets than floating rate debt.
     Total debt financing and stockholder's equity both increased to bring the Company's debt to equity ratio from 2.78:1 in 1995 to 2.79:1 in 1996. GATX Capital can borrow an additional $450.0 million and still meet the 4:1 leverage ratio defined in its credit agreements.

FORWARD-LOOKING STATEMENTS
     Certain statements in the Management's Discussion and Analysis constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this report, and could cause actual results to differ materially from those projected.

           CONSOLIDATED STATEMENTS OF INCOME AND REINVESTED EARNINGS

Year ended December 31, (in thousands)           1996         1995         1994
--------------------------------------           ----         ----         ----
Earned income
  Leases                                    $ 195,745     $139,712    $ 143,639
  Gain on sale of assets                       35,533       33,123       21,444
  Fees                                         31,840       19,026       10,111
  Interest                                     28,374       23,179       27,085
  Investment in joint ventures                 22,411       18,594        9,242
  Equipment sales and service                  36,286         --           --
  Other                                        10,174        2,875        4,511
                                            ---------    ---------    ---------
                                              360,363      236,509      216,032
                                            ---------    ---------    ---------

Expenses
  Interest                                     86,106       68,396       62,744
  Operating leases                             77,289       50,424       50,621
  Cost of equipment sales and service          32,991         --           --
  Selling, general and administrative          68,298       43,517       39,296
  Provision for losses on investments          12,744       18,000       19,000
  Other                                         4,444          828          735
                                            ---------    ---------    ---------
                                              281,872      181,165      172,396
                                            ---------    ---------    ---------

    Income before income taxes                 78,491       55,344       43,636
    Provision for income taxes                 32,636       22,740       18,785
                                            ---------    ---------    ---------
Net income                                     45,855       32,604       24,851

  Reinvested earnings at beginning of year    162,400      146,036      133,570
  Dividends paid to stockholder               (22,569)     (16,240)     (12,385)
                                            ---------    ---------    ---------

Reinvested earnings at end of period        $ 185,686    $ 162,400    $ 146,036
                                            =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.
                                    PAGE 31

                          CONSOLIDATED BALANCE SHEETS

As of December 31, (in thousands)                           1996           1995
---------------------------------                           ----           ----
Assets
  Cash and cash equivalents                          $    18,482    $    19,905
  Investments:
    Direct financing leases                              461,757        406,950
    Leveraged leases                                     257,039        220,407
    Operating lease equipment--net of depreciation       429,880        315,707
    Secured loans                                        222,602        239,873
    Investment in joint ventures                         308,934        205,292
    Assets held for sale or lease                         12,393         28,230
    Other investments                                     65,506         77,604
    Investment in future residuals                        21,457         23,223
    Allowance for losses on investments                 (114,096)       (92,489)
                                                     -----------    -----------
      Total investments                                1,665,472      1,424,797
                                                     -----------    -----------

  Due from GATX Corporation                               45,147         44,337
  Other assets                                           119,528         29,344
                                                     -----------    -----------
TOTAL ASSETS                                         $ 1,848,629    $ 1,518,383
                                                     ===========    ===========


LIABILITIES AND STOCKHOLDER'S EQUITY
   Accrued interest                                  $    15,821    $    15,053
   Accounts payable and other liabilities                138,660         80,045
   Debt financing:
     Commercial paper and bankers' acceptances            13,772        130,600
     Notes payable                                        63,114         54,883
     Obligations under capital leases                     12,429         15,802
     Senior term notes                                   935,600        679,600
                                                     -----------    -----------
       Total debt financing                            1,024,915        880,885
                                                     -----------    -----------

   Nonrecourse obligations                               268,044        193,446
   Deferred income                                         5,786          4,392
   Deferred income taxes                                  51,726         27,562

     Stockholder's equity:
       Convertible preferred stock, par value $1.00        1,027          1,027
         Authorized--4,000,000 shares
         Issued and outstanding
           --1,027,050 shares in both years
       Common stock, par value $1.00                       1,031          1,031
         Authorized--2,000,000 shares
         Issued and outstanding
           --1,031,250 shares in both years
       Additional paid-in capital
         --convertible preferred stock                   123,973        123,973
         --common stock                                   27,929         27,929
       Foreign currency translation adjustment            (1,543)           640
       Unrealized gain on equity securities                5,574           --
       Reinvested earnings                               185,686        162,400
                                                     -----------    -----------
         Total stockholder's equity                      343,677        317,000
                                                     -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY           $ 1,848,629    $ 1,518,383
                                                     ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, (in thousands)           1996         1995         1994
--------------------------------------           ----         ----         ----
Cash flows from operating activities
  Net income                                $  45,855    $  32,604    $  24,851
  Reconciliation to net cash
    provided by operating activities:
      Provision for losses
        on investments                         12,744       18,000       19,000
      Depreciation expense                     41,363       27,360       33,341
      Provision for deferred income taxes      18,932       15,065        6,673
      Gain on sale of assets                  (35,533)     (33,123)     (21,444)
      Joint venture income                    (22,411)     (18,594)      (9,242)
      Changes in assets and liabilities:
        Accrued interest, accounts
          payable and other liabilities        29,951      (40,219)      61,836
        Due from GATX Corporation                (810)      (1,822)         123
        Deferred income                         1,394         (205)     (48,072)
      Other--net                                8,868        8,220           (6)
                                            ---------    ---------    ---------
      Net cash flows provided
        by operating activities               100,353        7,286       67,060
                                            ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Investments in leased equipment,
    net of nonrecourse borrowings
    for leveraged leases                     (376,276)    (256,137)    (161,341)
  Loans extended to borrowers                (117,052)     (84,050)    (101,500)
  Other investments                          (163,334)     (45,751)     (16,285)
                                            ---------    ---------    ---------
    Total investments                        (656,662)    (385,938)    (279,126)
                                            ---------    ---------    ---------
  Lease rents received,
    net of earned income and
    leveraged lease nonrecourse
    debt service                              100,350       51,960       24,234
  Loan principal received                     121,952       56,042       88,415
  Proceeds from sale of assets                100,362      139,338       75,697
  Proceeds from disposition
   of real estate                                --          2,020       10,475
  Joint venture investment recovery            31,151       32,116       23,564
                                            ---------    ---------    ---------
    Recovery of investments                   353,815      281,476      222,385
                                            ---------    ---------    ---------
  Proceeds from sales of other
   assets                                      63,807       46,975         --
                                            ---------    ---------    ---------
    Net cash flows used in
      investing activities                   (239,040)     (57,487)     (56,741)
                                            ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in
    short-term borrowings                    (133,014)      13,425       16,920
  Proceeds from issuance of
    long-term debt                            368,000      170,000       55,000
  Repayment of long-term debt                (112,000)    (104,000)     (66,250)
  Dividends paid to stockholder               (22,569)     (16,240)     (12,385)
  Other financing activities                   36,847       (2,486)      (7,147)
                                            ---------    ---------    ---------
    Net cash flows provided by (used in)
      financing activities                    137,264       60,699      (13,862)
                                            ---------    ---------    ---------
 Net increase (decrease) in
   cash and cash equivalents                   (1,423)      10,498       (3,543)
                                            ---------    ---------    ---------
  Cash and cash equivalents at
    beginning the year                         19,905        9,407       12,950
                                            ---------    ---------    ---------
CASH AND CASH EQUIVALENTS
AT DECEMBER 31                              $  18,482    $  19,905    $   9,407
                                            =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION
  Income taxes paid to parent               $  14,402    $  13,473    $  15,557
                                            =========    =========    =========

  Interest paid                             $  88,560    $  68,645    $  61,918
  Interest capitalized                         (3,074)      (1,601)        (292)
                                            ---------    ---------    ---------
  Net interest paid                         $  85,486    $  67,044    $  61,626
                                            =========    =========    =========
The accompanying notes are an integral part of these consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES
Business
     GATX Capital Corporation and its subsidiaries (the "Company") actively invest in a wide variety of assets. These investments are made through a variety of financing instruments, primarily leases and loans, either for the Company's own account or through partnerships and joint ventures. GATX Capital actively manages its existing portfolio of investments as well as those of institutional investors, and several joint ventures and partnerships in which it participates. Additionally, the Company arranges secured financing for others. The Company also sells computer network technology equipment and provides technical service on the equipment it sells. GATX Capital Corporation is a wholly-owned subsidiary of GATX Corporation.

Acquisitions
     On October 25, 1996, the Company purchased the 50% of Centron DPL Company, Inc. (Centron) which it did not already own for approximately $22.8 million. Centron is a technology solutions provider that offers products, technical services and financial services required for building corporate information networks.
     The acquisition has been accounted for using the purchase method. Assets with a book value of $63.4 million were acquired and liabilities of $51.7 million were assumed. The Company recorded approximately $11.7 million of goodwill associated with this acquisition, which is being amortized on a straight-line basis over ten years. Centron's results of operations for the two months ended December 31, 1996 are consolidated in the Company's financial statements. While the Company now owns 100% of Centron, a small portion of two Centron-managed partnerships is owned by third-party investors. This minority interest is included in other liabilities in the balance sheet.
     Unaudited pro forma consolidated revenue of the Company as if the acquisition of Centron had occurred at the beginning of 1996 and 1995 is $520.5 million and $389.1 million, respectively. Pro forma consolidated net income is $48.9 million and $34.8 million for 1996 and 1995, respectively.
     In November 1995, the Company entered into an agreement to purchase the stock of Sun Financial Group, Inc. (Sun Financial), a technology-focused finance company, for a $26.0 million note payable over four years. Under the agreement, 80% of Sun Financial's stock was acquired in 1995, with the remaining shares to be exchanged on December 31, 1999. The Company may be required to make an additional payment in 1999, contingent upon the attainment of certain financial measures. The seller remains an executive officer of the Company. Assets with a book value of $134.2 million were acquired and liabilities of $126.7 million were assumed.

Principles of Consolidation
     The consolidated financial statements include the accounts of the Company after elimination of intercompany accounts and transactions. Investments in minority-owned or non-controlled affiliated companies are accounted for using the equity method.

Cash and Cash Equivalents
     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Lease and Loan Origination Costs
     Initial direct costs for originated direct financing and leveraged leases (collectively, financing leases) are capitalized and amortized as an adjustment of yield over the term of the lease. For operating leases, initial direct costs are deferred and amortized on a straight-line basis over the lease term. Loan origination fees are netted with loan costs, and are deferred and recognized over the term of the loan as an adjustment to interest income.

Residual Values
     Residual values of leased equipment are estimated at the inception of the lease. The Company reviews these estimates at least annually. Declines in estimated residual values for financing leases are recognized as an immediate charge to income. Declines in estimated residual values for operating leases are recognized as adjustments to depreciation expense over the shorter of the useful life of the asset or the remaining term of the lease.

Technology Equipment Inventory
     Technology equipment inventory, which is included in other assets on the balance sheet, consists of new and used computer equipment purchased from manufacturers and is stated at the lower of cost or market.

Goodwill
     The excess of cost over the fair value of the net assets of businesses acquired is classified as goodwill and is included in other assets on the balance sheet. Goodwill is amortized on a straight-line basis over periods ranging from 10 to 25 years. The Company continually evaluates the carrying value of goodwill for possible impairment.

Equity Securities
     The Company receives stock warrants of investee companies as consideration for certain investments. In January 1996, the Company recorded the effect of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that available-for-sale securities, including these warrants as well as common stock obtained by exercising these warrants, be carried at fair value when such securities are marketable. Fair value of the stock warrants is estimated based on the market price of the underlying security; no cost is allocated to these warrants. Fair value of the common stock is estimated based on its market price. The effect as of December 31, 1996 was to increase stockholder's equity by $5.6 million (net of $3.6 million in deferred income taxes) to reflect the net unrealized holding gain on these securities classified as available-for-sale. SFAS 115, which was effective as of January 1, 1994, did not have a material effect on the Company's financial statements in prior years.

Deferred Income
     Deferred income primarily represents income related to operating leases where the Company is the lessee and for which the earnings process has not been completed. The income is recognized on a straight-line basis over the terms of the operating leases.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results, when ultimately realized, could differ from those estimates.

INVESTMENTS

Direct Financing Leases
     The Company's investment in direct financing leases includes lease contracts receivable, plus the estimated residual value of the equipment at the lease termination date less unearned income. Lease contracts receivable includes the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the lease contract receivable plus the estimated residual value exceeds the initial investment in the leased equipment at lease inception. The remaining unearned income is amortized to lease income over the lease term in a manner which produces a constant rate of return on the net investment in the lease.
     The components of the Company's investment in direct financing leases are as follows:

At December 31,                   1996         1995
---------------                   ----         ----
Lease contracts receivable   $ 469,644    $ 451,489
Estimated residual value       139,205      103,301
Unearned income               (147,092)    (147,840)
                              --------     --------
Net investment               $ 461,757    $ 406,950
                             =========    =========

Leveraged Leases
     Financing leases, which are financed principally with nonrecourse borrowings at lease inception and which meet certain criteria, are accounted for as leveraged leases. Leveraged lease contracts receivable are stated net of the related nonrecourse debt service, which includes unpaid principal and aggregate remaining interest on such debt. Unearned income represents the excess of anticipated cash flows (including estimated residual values after taking into account the related debt service) over the Company's investment in the lease.
     The components of the Company's net investment in leveraged leases are as follows:

At December 31,                         1996         1995
--------------------------------   ---------    ---------
Lease contracts receivable         $ 434,182    $ 356,330
Nonrecourse debt service            (242,358)    (157,771)
                                   ---------    ---------
  Net receivable                     191,824      198,559
Estimated residual value             186,042      130,391
Unearned income                     (120,827)    (108,543)
                                   ---------    ---------
  Investment in leveraged leases     257,039      220,407
Deferred taxes arising from
  leveraged leases                   (57,409)     (50,762)
                                   ---------    ---------
Net investment                     $ 199,630    $ 169,645
                                   =========    =========

Operating Leases
     Leases that do not qualify as direct financing or leveraged leases are accounted for as operating leases. Most rental income is reported on a straight-line basis over the term of the lease. Rental income on certain leases is based on equipment usage and is recognized when received. Usage rents totaled $1.9 million, $3.1 million, and none in 1996, 1995 and 1994, respectively. Equipment subject to operating leases is stated at cost less accumulated depreciation plus accrued rent and is generally depreciated using the straight-line method to an estimated residual value. Aircraft and rail equipment are depreciated over their useful lives, while other equipment is generally depreciated over the term of the lease. Estimated useful lives are up to 25 years for aircraft, 37.5 years for rail cars, and 27.5 years for locomotives. Depreciation expense of $41.4 million, $27.4 million and $33.3 million was included in operating lease expense for 1996, 1995 and 1994, respectively.
     Major classes of equipment on operating leases are as follows:

At December 31,                 1996         1995
------------------------   ---------    ---------
Commercial aircraft        $ 212,576    $ 217,065
Rail                         123,791       92,448
Technology                    82,524       12,751
Other                         46,441       34,122
                           ---------    ---------
  Total cost                 465,332      356,386
Accumulated depreciation     (50,986)     (49,557)
                           ---------    ---------
  Net book value             414,346      306,829
Accrued rent and other        15,534        8,878
                           ---------    ---------
Net investment             $ 429,880    $ 315,707
                           ========     =========


Earned Income from Leases
     The sources of earned income from leases are as follows:


At December 31,              1996      1995      1994
---------------              ----      ----      ----
Direct financing leases  $ 43,644  $ 31,491  $ 28,612
Leveraged leases           23,843    25,013    25,894
Operating leases          128,258    83,208    89,133
                          -------    ------    ------
Total earned income      $195,745   $139,712 $143,639
                         ========   ======== ========

     The tax expense related to leveraged lease income was $8.6 million, $9.4 million and $9.3 million in 1996, 1995 and 1994, respectively.

Secured Loans
     Investments in secured loans are stated at the principal amount outstanding plus accrued interest. The loans are collateralized by equipment, golf courses, or real estate. A loan is classified as impaired when it is probable, based on normal portfolio review procedures, that the Company will be unable to collect all amounts due under the loan agreement. Most loans in the portfolio are collateral dependent and, if impaired, are measured using the fair value of the collateral. If the measure of the impaired loan is less than the recorded investment in the loan, an adjustment to the allowance for losses on investments is made. Interest income is not recognized on impaired loans until the outstanding loan balance is recovered.

     Significant changes in the fair value of the collateral, subsequent to the initial measure of impairment, are reflected as adjustments to the allowance for losses on investments. The average balance of impaired loans was $26.7 million, $14.3 million and $8.7 million in 1996, 1995 and 1994, respectively.
     The types of loans in the Company's portfolio are as follows:

At December 31,                                          1996     1995
---------------                                          ----     ----
Equipment                                            $122,994 $137,248
Golf courses                                           78,286   73,835
Real estate                                            21,322   28,790
                                                       ------   ------
Total investment                                     $222,602 $239,873
                                                     ======== ========

Impaired loans (included in total)                   $ 29,600 $ 23,800
                                                     ======== ========

Future Lease and Loan Receivables
     As of December 31, 1996, financing lease receivables (net of nonrecourse debt service related to leveraged leases), minimum future rentals under operating leases, and secured loan principal by year due are as follows:

                Financing    Operating
                    Lease        Lease       Loan
Year Due      Receivables  Receivables  Principal
-----------   -----------  -----------  ---------
       1997     $161,398      $ 95,582   $ 42,644
       1998      125,559        81,900     17,444
       1999       96,260        61,334     19,903
       2000       78,952        38,169     11,903
       2001       55,814        24,548     14,294
 After 2001      143,485        85,632    116,414
                 -------       -------    -------
Total           $661,468     $387,165   $222,602
                ========     ========    ========

Investment in Joint Ventures
     Investments in joint ventures include commercial aircraft leasing, rail equipment leasing, information technology equipment leasing, and asset residual guarantee ventures in both U.S. and foreign markets. These joint ventures are accounted for using the equity method, as dictated by the Company's effective ownership interest and/or level of management control. Original investments are recorded at cost and are adjusted by the Company's share of undistributed earnings or losses and reduced by cash distributions.
     In October 1996, the Company purchased the 50% of Centron which it did not already own. Prior to the acquisition, the Company had accounted for its investment in Centron and Centron-managed partnerships using the equity method. Subsequent to the acquisition, the results of Centron are consol-idated in the Company's financial statements.
     Unaudited combined and condensed information for affiliated ventures, which are accounted for using the equity method, is shown below on a 100% basis. The Company makes certain adjustments to pre-tax income as reported by some of the joint ventures prior to the Company's calculation of its share of that pre-tax income in order to provide consistency with the Company's accounting policies. The information shown below has been restated to reflect these adjustments. Pre-tax income has been increased by $30.8 million, $34.2 million and $27.3 million in 1996, 1995 and 1994, respectively, to reverse interest expense recognized on loans to two joint ventures from its partners; the Company records these loans as equity contributions. The partner loan balances of $527.9 million, $457.0 million and $472.2 million at December 31, 1996, 1995 and 1994, respectively, have been reclassified from indebtedness to partners' equity. This results in a difference between the carrying value of the Company's investment in the joint venture and the Company's equity in the underlying net assets as reported by the joint venture. Pre-tax income is presented because the majority of the joint ventures are partnerships which do not provide for income taxes in their separate financial statements. Consistent with the Company's unclassified balance sheet, the joint venture balance sheets are unclassified as to assets and liabilities.

Year ended December 31,       1996       1995       1994
-----------------------   --------   --------   --------
Revenues                  $175,973   $292,989   $282,352
Pre-tax income              47,247     51,517     41,510
Total assets             1,651,495  1,310,062  1,257,794
Indebtedness               643,909    442,514    441,625
Total liabilities          719,446    585,532    558,679
Equity                     932,049    724,530    699,115

Assets Held for Sale or Lease
     Assets held for sale or lease consist of equipment which the Company has used for investment purposes that has been repossessed or returned by the lessee after normal lease maturity, and real estate upon which the Company foreclosed. These assets are recorded at the lower of their then carrying amount or fair value and are being remarketed for re-lease or sale in the normal course of business.
     The major classes of assets held for sale or lease are as follows:

At December 31,       1996     1995
---------------   --------   ------
Rail                $5,023   $8,092
Real estate          4,081    4,687
Aircraft              --     13,931
Other                3,289    1,520
                  --------   ------
Net investment     $12,393  $28,230
                  ========   ======

Other Investments
     The components of other investments are as follows:

At December 31,               1996     1995
---------------             ------   ------
Progress payments          $15,338  $31,934
Cogeneration facility       29,062   31,100
Real estate development     11,935   14,570
Equity securities            9,171      --
                           -------  -------
Total other investments    $65,506  $77,604
                           =======  =======

     Progress payments include amounts paid, including capitalized interest, toward the construction of aircraft and steel production equipment at December 31, 1996 and 1995, respectively.
     In a 1995 noncash transaction, the Company reacquired a majority interest in the cogeneration facility. The December 31, 1995 balance is net of $9.2 million of accumulated depreciation. The facility is financed by a nonrecourse obligation having a balance of $37.7 million at December 31, 1995.

Investment in Future Residuals
     Investment in future residuals consists primarily of purchased interests in the residual values of equipment leased by others. In general, purchased residual interests are recorded at cost. The difference between initial cost and realized value is recognized upon sale.

Allowance for Losses on Investments
     The purpose of the allowance is to provide for credit and collateral losses which are inherent in the investment portfolio. The allowance is at a level deemed adequate by management, considering an assessment of overall risks and probable losses in the portfolio as a whole and a review of historical experience. It is the Company's policy to charge off amounts which, in the opinion of management, are not recoverable from obligors or the disposition of collateral. The Company reviews the recoverability of all investments, both on and off the balance sheet, at least annually. Factors considered include a customer's payment history and financial position, and the value of the underlying collateral determined by reference to internal and external equipment knowledge and resources.
     Activity within the allowance for losses on investments is as follows:

Year ended December 31,       1996       1995       1994
-----------------------   --------   --------   --------
Beginning balance         $ 92,489   $ 82,206   $ 88,193
Provision                   12,744     18,000     19,000
Charges to allowance        (5,025)   (11,734)   (27,480)
Recoveries and other        13,888      4,017      2,493
                          --------   --------   --------
Balance at end of year    $114,096    $92,489   $ 82,206
                          ========   ========   ========

OTHER ASSETS
     Other assets consist of the following:

At December 31,                         1996       1995
--------------------------------    --------   --------
Trade and other receivables            48,67   $  5,833
Technology equipment inventory        27,895       --
Goodwill                              21,093     10,268
Other                                 21,864     13,243
                                    --------   --------
Total other assets                  $119,528   $ 29,344
                                    ========   ========

     Trade and other receivables consist primarily of trade accounts receivable related to the Company's sales and service of computer network technology.

DEBT AND CAPITAL LEASE FINANCING

Short-Term Borrowing
     At December 31, 1996, the Company has commitments under its credit agreements with a group of banks for revolving credit loans aggregating up to $270 million. These credit agreements contain various covenants which include, among other factors, minimum net worth, restrictions on dividends and requirements to maintain certain financial ratios. At December 31, 1996, these covenants limit the Company's ability to transfer net assets to its parent to no more than $44.2 million. While the commitments are available for borrowing, repaying and reborrowing at any time, they are used primarily as undrawn facilities and serve to support the Company's issuance of commercial paper in the U.S. and bankers' acceptances in Canada. At December 31, 1996, the Company had $13.8 million of commercial paper and bankers' acceptances outstanding, meaning that $256.2 million was available. The Company also has $63.1 million of notes payable outstanding at December 31, 1996, which includes $14.0 million due to the seller of Sun Financial, who remains an officer-employee of the Company. The weighted average interest rate of short-term borrowings at the end of the period was 5.60% and 6.20% as of December 31, 1996 and 1995, respectively. In addition, two consolidated subsidiaries have bank commitments totaling $75.5 million at December 31, 1996 to finance their operations, of which $34.7 million was available.

Senior Term Notes
     In December 1996, the Company issued $200 million of bonds due in December 2006. The proceeds of this borrowing were used to repay outstanding commercial paper indebtedness.

At December 31,                       1996       1995
---------------                   --------   --------
Variable Rate Notes,
         due 1997-1999            $ 65,000   $ 40,000
Fixed Rate Notes, 5.45%-10.20%,
         due 1997-2006             870,600    639,600
                                  --------   --------
Total senior term notes           $935,600   $679,600
                                  ========   ========

     Interest on variable rate senior term notes is calculated using LIBOR.
     The Company has significant amounts of floating rate lease and loan investments, potentially giving rise to market risks associated with changing interest rates. The Company mitigates these risks by attempting to approximately match its floating rate assets with floating rate liabilities. Derivative financial instruments are a useful tool in matching the portfolio and in otherwise reducing the Company's exposure to interest rate risk. Interest rate swap agreements are used to modify the underlying interest characteristics of the Company's outstanding debt, either from a fixed to a floating basis, or from floating to fixed. These agreements involve the receipt (or payment) of fixed rate amounts in exchange for floating rate interest payments (receipts) over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is calculated based on the notional amounts and a widely used floating rate index (LIBOR). It is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. As a result of interest rate swaps, interest expense was higher by $0.8 million in 1996 and was reduced by $2.2 million in 1995 and $3.1 million in 1994. The related amount payable to or receivable from counterparties is included in accrued interest. The fair values of the swap agreements are not recognized in the financial statements. The total notional principal of all interest rate swaps as of December 31, 1996 was $251.8 million, with termination dates ranging from 1997 to 2006.

Nonrecourse Obligations
     Nonrecourse obligations consist primarily of debt collateralized by the assignment of leases and a security interest in the underlying asset. The carrying amount of this collateral at December 31, 1996 is $305.0 million. The nonrecourse obligation associated with one aircraft will become recourse to the Company to the extent of the then remaining debt balance in 2002 when a balloon payment of $7.3 million is due.
     Nonrecourse obligations include the following:

At December 31,                     1996       1995
-----------------------------   --------   --------
Variable Rate, due 2000-2002    $ 50,220   $ 52,633
Fixed Rate, 5.10%-11.08%,
         due 1997-2013           217,824    140,813
                                --------   --------
Total nonrecourse obligations   $268,044   $193,446
                                ========   ========

     Interest on variable rate nonrecourse obligations is calculated using the prime rate or LIBOR.

Obligations Under Capital Leases
     Obligations under capital leases consist of equipment subject to capital lease financing which has been subleased. Such subleases are classified as direct financing leases, having carrying values of $12.4 million and $15.9 million at December 31, 1996 and 1995, respectively. Minimum future lease payments receivable under the subleases aggregate $15.6 million receivable over a period ending in 2003. The obligations under capital leases and the related subleases have the same terms and call for fixed rental payments. The Company has purchase and renewal options under the leases which allow it to accommodate similar options exercisable by sublessees.

Maturities
     Maturities of debt financings, obligations under capital leases and nonrecourse obligations are presented in the following table. Imputed interest on capital leases totaled $3.2 million at December 31, 1996. This table assumes that the commercial paper, notes payable and bankers' acceptances are retired by the unused revolving commitments.

                                        Obligations
                  Converted                   Under       Total        Total
                  Revolving      Senior     Capital        Debt  Nonrecourse
Year Due       Credit Loans  Term Notes      Leases   Financing  Obligations
------              --------   --------   --------     --------  -----------
  1997              $ 36,626   $130,000     $2,157     $168,783     $ 86,192
  1998                  --       99,000      1,483      100,483       61,517
  1999                40,260     98,600      1,537      140,397       36,615
  2000                  --       94,000      1,660       95,660       21,138
  2001                  --       90,000      1,832       91,832       14,107
  After 2001            --      424,000      3,760      427,760       48,475
                    --------   --------   --------     --------     --------
 Total              $ 76,886   $935,600   $12,429    $1,024,915     $268,044
                    ========   ========   ========   ==========     ========

OPERATING LEASE OBLIGATIONS
     The Company is a lessee under certain equipment and facility leases which are classified as operating leases. Total rental expense was $34.0 million, $20.5 million and $16.1 million in 1996, 1995 and 1994, respectively. The equipment under these leases has been subleased, generating operating lease income of $38.3 million, $23.8 million and $17.4 million in 1996, 1995 and 1994, respectively. The Company has purchase and renewal options under certain of these leases.
     During 1996, the Company entered into transactions for the sale leaseback of rail equipment and a steel production facility. During 1995, the Company entered into a transaction for the sale leaseback of an aircraft. The net book value of the equipment is not shown on the balance sheet.
     Future rentals payable by the Company through 2021 and sublease receivables under noncancellable operating leases through 2011 are as follows:

                              Obligations           Operating
Year Due                   Under Sublease   Lease Receivables
--------                   --------------   -----------------
1997                             $ 37,284            $ 43,067
1998                               38,103              40,745
1999                               38,020              38,762
2000                               35,606              24,908
2001                               23,954              18,201
After 2001                        268,636              83,054
                                 --------            --------
Total                            $441,603            $248,737
                                 ========            ========

Stockholder's Equity
     As of December 31, 1996 and 1995, all issued common and preferred stock of the Company was held by GATX Corporation. The preferred stock is convertible to common stock on a one-for-one basis at the option of the holder. Dividends on preferred stock are payable on a share-for-share basis at the same rate per share as common stock when and as declared by the board of directors.
     The equity adjustment from foreign currency translation decreased stockholder's equity $2.2 million in 1996, increased stockholder's equity $1.4 million in 1995 and decreased stockholder's equity $0.4 million in 1994. The net unrealized gain on equity securities increased stockholder's equity $5.6 million in 1996 and was not material in either 1995 or 1994.

INCOME TAXES
     GATX Corporation files a consolidated federal income tax return which includes the Company. Under an intercompany tax agreement, the parent reimburses the Company to the extent the Company's operating losses and investment tax credits are utilized in the consolidated federal return. Should the Company generate taxable income, the agreement provides for payment by the Company of any resulting additional federal tax liability incurred by GATX Corporation.
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded these differences in its deferred tax accounts, intercompany accounts receivable, and equity accounts. In exchange for cash payments, GATX Corporation has assumed a portion of GATX Capital's deferred tax liability. GATX Corporation recontributed these amounts through the purchase of Convertible Preferred Stock, currently outstanding, over the period from 1975 to 1985. In addition, GATX Capital has an account receivable of $46.1 million from GATX Corporation resulting from the reassumption of a portion of these deferred taxes through December 31, 1994. Offsetting this receivable is $0.9 million due to GATX Corporation, which consists of amounts owed for dividends, overhead and taxes pursuant to the intercompany tax agreement.
     Significant components of the Company's deferred tax liabilities and assets are as follows:

At December 31,                         1996                   1995
---------------                     --------               --------
DEFERRED TAX LIABILITIES
Leveraged leases                    $ 57,409               $ 50,762
Other leases                          85,250                 79,360
Investment in joint ventures          30,725                 22,684
Alternative minimum tax
  adjustment                           4,217                  2,839
Other                                 10,647                 12,259
                                    --------               --------
  Total deferred tax liabilities     188,248                167,904
                                    --------               --------

DEFERRED TAX ASSETS
Allowance for losses on investments   44,754                 36,279
Loans                                  7,235                  9,653
Other                                  5,592                 15,469
                                    --------               --------
  Total deferred tax assets           57,581                 61,401
                                    --------               --------
    Net deferred tax liabilities    $130,667               $106,503
                                    ========               ========


TAX ACCOUNT BALANCES
Deferred income tax liabilities     $ 51,726               $ 27,562
Preferred stock and related
  additional paid-in capital         125,000                125,000
Due from GATX Corporation            (46,059)               (46,059)
                                    --------               --------
  Net deferred tax liabilities      $130,667               $106,503
                                    ========               ========

     The provision for income taxes consists of the following:

Year ended December 31,                1996         1995       1994
-----------------------                ----         ----       ----
CURRENT
Federal                             $13,276      $ 7,389    $11,437
State and local                         371        1,513        (44)
Foreign                                  57       (1,227)       719
                                     ------       ------     ------
  Total current                      13,704        7,675     12,112
                                     ------       ------     ------
DEFERRED
Federal                              12,730       10,515      2,683
State and local                       4,301        2,175      2,778
Foreign                               1,901        2,375      1,212
                                     ------      -------    -------
  Total deferred                     18,932       15,065      6,673
                                     ------       ------    -------
Total provision for income taxes    $32,636      $22,740    $18,785
                                    =======      =======    =======

     A reconciliation between the federal statutory tax rate and the Company's effective tax rate is shown below:

Year ended December 31,        1996      1995      1994
-----------------------        ----      ----      ----
Federal statutory income
  tax rate                     35.0%     35.0%     35.0%
State tax provision, net
  of federal tax benefit        4.1%      4.1%      4.1%
Other                           2.5%      2.0%      3.9%
                               ----      ----      ----
Effective tax rate             41.6%     41.1%     43.0%
                               ====      ====      ====

     Income before income taxes from foreign operations was $4.7 million, $2.5 million and $1.8 million in 1996, 1995 and 1994, respectively.
     Federal income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates which the Company intends to permanently reinvest in these foreign operations. The cumulative amount of such earnings was $14.3 million at December 31, 1996. It is not practicable to estimate the tax liability, if any, related to these earnings.


FOREIGN OPERATIONS
     The Company provides or arranges equipment financing for non-affiliated entities both inside and outside the United States. In the following table, export income pertains to revenue generated by domestic operations through transactions with customers in foreign countries. Some of these transactions are denominated in foreign currencies. Information designated as foreign in the following table pertains to operations that are located outside of the United States, primarily in Canada, Europe and Australia.

Year ended December 31,    1996         1995         1994
-----------------------    ----         ----         ----
EARNED INCOME
Domestic               $306,896     $191,343     $179,709
Export                   28,750       28,537       26,436
Foreign                  25,902       17,591       10,505
Eliminations             (1,185)        (962)        (618)
                         ------         ----      -------
                       $360,363     $236,509     $216,032
                       ========     ========     ========

NET INCOME
United States           $37,261      $24,246      $20,596
Foreign                   8,594        8,306        4,192
Eliminations                --            52           63
                        -------      -------      -------
                        $45,855      $32,604      $24,851
                        =======     ========      =======

TOTAL ASSETS
United States       $ 1,613,390  $ 1,318,020  $ 1,038,762
Foreign                 244,729     $207,779      236,828
Eliminations             (9,490)      (7,416)      (6,000)
                    -----------  -----------   -----------
                    $ 1,848,629  $ 1,518,383   $ 1,269,590
                    ===========  ===========   ===========

     The Company has entered into currency swap agreements to hedge the risk that the eventual dollar net cash in-flow from foreign denominated investments will be adversely affected by changes in exchange rates. The currency swaps exchange U.S. borrowings of $31.2 million for liabilities of $42.3 million Canadian dollars, with termination dates ranging from 2001 to 2003.

RETIREMENT BENEFITS
     The Company, exclusive of Sun Financial and Centron, participates in the GATX Corporation  Non-Contributory Pension Plan for Salaried Employees
(the "Plan"), a defined benefit pension plan with GATX Corporation covering substantially all employees. Sun Financial and Centron employees participate in a 401(k) retirement plan. Pension cost for each GATX subsidiary included in the Plan is determined by independent actuaries. However, accumulated Plan obligation information, Plan assets and the components of net periodic pension costs pertaining to each subsidiary have not been separately determined. Contributions to the Plan made by the Company through GATX Corporation and pension expense allocated to the Company are not material to these financial statements.
     In addition to pension benefits, the Company provides other postretirement benefits including limited healthcare and life insurance benefits for certain retired employees who meet established criteria. Most domestic employees, exclusive of Sun Financial and Centron employees, are eligible if they retire from the Company with immediate pension benefits under the Plan. The net periodic cost and accrued liability are not material to these financial statements.

COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
     At December 31, 1996, the Company's investment portfolio consists of 33% commercial jet aircraft, 20% rail equipment, 12% warehouse and production equipment, 12% information technology equipment, 11% marine equipment, 4% golf courses, and 8% other equipment.
     The Company's backlog was $425 million (unaudited) and $325.0 million (unaudited), at December 31, 1996 and 1995, respectively. Backlog represents planned equipment purchases at year-end, a portion of which are subject to firm purchase commitments.
     The Company is a party to financial guarantees with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Guarantees are commitments issued by the Company to guarantee the value of an asset at the end of the lease, or to guarantee performance of an affiliate to a third-party, and involve, to varying degrees elements of credit and market risk which are not recognized in the consolidated balance sheets. These commitments have fixed expiration dates ranging from 1997 to 2015. Since many of the assets on lease are expected to retain their value, the total amount guaranteed does not necessarily represent future cash requirements. the value of such guarantees was $148.2 and $131.1 million at December 31, 1996 and 1996 respectively. Fees received are generally recognized over the guarantee period.
     The Company uses essentially the same credit policies in making commitments and conditional obligations as it does for funded transactions. All investments are subject to normal credit policies, collateral requirements and senior management review. For example, lease provisions require lessees to meet certain standards for maintenance and return conditions, and provide for repossession upon default. Loans are generally secured by equipment or real estate, and may involve guarantees or other assets as collateral. All commitments having off-balance sheet risk are reviewed at least annually for potential exposure using the same criteria discussed in the Allowance for Losses on Investments footnote, and the allowance is adjusted accordingly.
     The Company is engaged in various matters of litigation and has unresolved claims pending. While the amounts claimed are substantial and the ultimate liability with respect to such claims cannot be determined at this time, it is the opinion of management that damages, if any, required to be paid by the Company in the discharge of such liability are not likely to be material to the Company's financial position or results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     Generally accepted accounting principles require disclosure of the estimated fair value of the Company's financial instruments, excluding lease transactions for under SFAS 13. Fair value is a subjective and imprecise measurement that is based on assumptions and market data.

     The use of different market assumptions and valuations methodologies may have a material effect on the estimated fair value amounts. Accordingly, managements cannot provide assurance that the fair values presented are indicative of the amounts that the company could realize in a current market exchange.
     The following methods and assumtions were used to estimate the fair value of each class of financial instruments:

Short-Term Financial Instruments
     The carrying amounts included on the balance sheet approximate fair value because of the short maturity of these instruments. This approach applies to cash and cash equivalents, accrued interest, accounts payable, commercial paper, and banker's acceptances.

Secured Loans
     The fair values of the fixed rate loans are estimated using discounted cash flow analysis at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The fair values of the variable rate secured loans are assumed to be equal to their carrying values.

Senior Term Notes and Nonrecourse Obligations
     The fair value of fixed rate senior term notes and non-recourse obligations are estimated by discounting future contractual cash flows using the market interest rate for each note based on the Company's current incremental borrowing rates for similar borrowing arrangements. The fair values of variable senior notes and nonrecourse obligations are assumed to be equal to their carrying values.

Interest Rate and Currency Swaps
     The fair value of the interest rate and currency swaps are estimated by discounting the fixed cash flows received under each swap using the rate at which the Company could enter into new swaps of similar remaining maturities. The carrying amount shown on the table below represents the amount of accrued interest payable or receivable at the end of the period. The fair value represents the accrued amount plus the amount that the Company would have to pay or would receive in the current market to unwind the swaps.

Other Off-Balance Sheet Financial Instruments
     It is not practicable to estimate the fair value of the Company's other off-balance sheet financial instruments because there are few active markets for these transactions, and the Company is unable at this time to estimate fair value without incurring excessive costs.

Summary of Fair Values
     The following table presents the fair values of only those financial instruments required to be presented by generally accepted accounting principles. Proceeds from senior term notes are invested in a variety of activities including both financial instruments shown in this table as well as leases and joint venture investments for which fair value disclosures are not required.

                                          Carrying         Fair
At December 31, 1996                        Amount        Value
--------------------                        ------        -----
ASSETS
Secured Loans                            $ 222,602    $ 219,389

LIABILITIES
Senior term notes                          935,600      954,428
Nonrecourse obligations                    268,044      269,917
Interest rate and
  currency swaps                              (240)       5,420


                                          Carrying         Fair
At December 31, 1995                        Amount        Value
--------------------                        ------        -----
ASSETS
Secured Loans                             $239,873     $252,443

LIABILITIES
Senior term notes                          679,600      726,700
Nonrecourse obligations                    193,446      199,797
Interest rate and
  currency swaps                               103        (964)

                      REPORT OF INDEPENDENT AUDITORS

Board of Directors
GATX Capital Corporation

We have audited the accompanying consolidated balance sheets of GATX Capital Corporation (a wholly-owned subsidiary of GATX Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and reinvested earnings, and consolidated cash flows for each of the three years in the period ended December 31, 1996. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above
present  fairly,  in all material  respects,   the  consolidated   financial
position of GATX Capital Corporation and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                              ERNST & YOUNG LLP

San Francisco, California
January 28, 1997