Form 10-K, Exhibit 13
period 1999-12-31
GATX CAPITAL CORP
filed 2000-03-30
CIK 357019

Exhibit 13


OVERVIEW
GATX Capital Corporation and its subsidiaries ("GATX Capital" or the "Company") is a diversified international financial services company which provides asset-based financing for transportation, industrial and information technology equipment; financing for venture-backed and high-technology ("new economy") companies; management of assets for third parties; and transaction structuring, residual guarantee and asset remarketing services. As investor, the Company invests in a variety of assets including commercial aircraft and commercial aircraft engines, locomotives and railcars, marine equipment, oil and steel production equipment, personal computers, client servers, telecom related assets and financing for "new economy" companies. As manager, the Company combines its asset and industry expertise with its financial structuring expertise to optimize the value of lease portfolios that it manages for major industrial, insurance and financial services companies. As transaction arranger, the Company brings appropriate parties together, leveraging knowledge and relationships from its investing and managing activities, to maximize value for all involved parties. Frequently GATX Capital's roles of investor, manager and arranger are intertwined as the Company invests alongside its partners in ventures that the Company also manages. GATX Capital is a wholly-owned subsidiary of GATX Corporation.

The Company's commercial aircraft and rail investment activities are focused on operating leasing and maximizing the value of owned and managed operating lease fleets. Marine, oil and steel production, and other industrial and transportation investments are typically individual transactions that are longer term in nature. Investments in personal computers, client servers and other technology-related investments are typically shorter term due to the rapid pace of technological advancements. "New economy" investments typically provide customers with financing for technology, telecommunications, biotechnology and other similar productivity enhancing capital expenditures.

In addition to these investing related activities, the Company was also a value-added reseller of technology equipment and services through June 30, 1999, at which time the Company sold this business segment. Accordingly, results from the technology equipment sales and service segment are shown as discontinued operations with prior year activity reclassified into one line for purposes of reporting consolidated income. All assets and liabilities relating to the technology equipment sales and service segment were removed from the balance sheet in connection with the sale.

RESULTS OF OPERATIONS
GATX Capital achieved record results during 1999:

      > Net income of $67.6 million was 14% higher than in 1998 and marked the fifth straight year of record earnings;
      > New investment of $1.2 billion was a new GATX record, growing 42% from 1998;
      > Investments totaled $2.9 billion at the end of the year, up 33% from the end of 1998.

The Company achieved these record results through growth in traditional activities and contributions from new platforms. New growth platforms include Rolls-Royce & Partners Finance Ltd., in which the Company acquired a 50% interest in 1998; Meier Mitchell, the Company's former venture finance partner, which the Company acquired in 1999; the GATX Flightlease Aircraft partnership formed in 1999; and the GATX Telecom Investors partnerships formed in 1998 and 1999.

1999 compared to 1998
Income from continuing operations decreased slightly to $71.6 million, as compared to $71.9 million in 1998. Income from investments was greater than in 1998 but was offset by a decrease in income from management activities and an increase in selling, general and administrative expenses.

Income from investments increased as a result of higher average investment balances and an increase in income from the sale of stock, offset by a decrease in gain on sale of assets.

Financing and leveraged lease income increased a combined 15% over 1998 due primarily to the impact of new leases. Operating lease margin, the excess of operating lease income over operating lease expense, increased 10% compared to 1998 due to higher average lease balances. Average operating lease balances were approximately 41% greater during 1999 than during 1998.

Equity earnings from investments in joint ventures increased 32% to $60.7 million in 1999 due to income generated from new joint ventures and growth within previously existing joint ventures. Investments in joint ventures increased to $667.6 million at the end of the year, 17% greater than the end of 1998. The increase in investments in joint ventures reflects continued growth in partnering activities, including a new joint venture with Flightlease, SwissAir's leasing subsidiary, and GATX Telecom Investors, a limited liability company that provides financing to early-stage telecommunications service providers. In addition to these new joint ventures, pre-existing joint ventures grew during the year as well. At the end of 1999, GATX Capital's share of assets in joint ventures in which the Company has an investment totaled $1.6 billion, up 24% from the end of 1998.

Earnings from owned assets also include the gain recorded upon disposition of the asset. Gains on the sale of assets, which do not necessarily occur evenly between periods, decreased $9.4 million in 1999.

Interest income increased $6.7 million in 1999 due to higher average loan balances and the prepayment of several loans and the related fees.

Other income increased $10.7 million due primarily to income from the sale of stock. Stock sales generally relate to shares received upon exercise of warrants received in connection with financing of non-public, start-up companies. Income from stock sales totaled $14.7 million in 1999, an increase of $12.3 million compared to 1998.

Higher average borrowing balances and an increase in borrowing rates both drove interest expense higher in 1999. Average debt balances were approximately $233.7 million higher in 1999 because proceeds from borrowings were needed to fund the growth in investments.

The provision for losses on investments is derived from the Company's estimate of losses inherent in the portfolio based on a review of credit, collateral and market risks. The allowance for losses on investments decreased $19.5 million in 1999 as a result of an $11.0 million provision for losses offset by net charge-offs of $30.5 million. The net charge-offs primarily related to leases of twin-aisle commercial aircraft and a steel production facility.

Income from management and transaction arranging activities is included in fee income which decreased $7.0 million in 1999. As compensation for managing lease portfolios, the Company typically receives recurring management fees during the terms of the managed leases and a performance based remarketing fee upon disposing of the leased assets. The company may also earn a performance based remarketing fee for remarketing assets it does not manage. The decrease in income from management activities in 1999 is primarily due to a decrease in fees earned from remarketing assets under management, which more than offset an increase in recurring management fees as a result of growth in managed investments, primarily commercial aircraft. Although they do not necessarily occur evenly between periods, performance based remarketing fees are often a significant component of our total compensation as manager of portfolios.

Selling, general and administrative expenses increased in 1999 as a result of a significant increase in business activity, as evidenced by the Company's record year of new investment, and expenses incurred for litigation related to the conversion by an affiliate of certain aircraft from passenger to freighter configuration. Headcount at the end of 1999 was approximately 13% higher than at the end of 1998, due in part to the acquisition of Meier Mitchell. Also, expenses from consulting projects and other external service providers increased in 1999 as a result of an increase in transaction activity and exploring new growth initiatives and an increase in other activities such as growing the Company's infrastructure to support a larger business.

CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
During 1999 the Company invested a record $1.2 billion. This new investment was funded with the issuance of $647.0 million of notes, $189.5 million of nonrecourse debt borrowings and a portion of the $660.7 million of cash generated from the recovery of investments and from operations. Cash generated from the recovery of investments and from operations was also used to repay $98.6 million of senior term notes and $173.0 million of nonrecourse borrowings. In addition, the Company paid $33.9 million of dividends to its Parent in 1999. Historically, dividends have been paid on the Company's common stock at the rate of 50% of net income.

During 1999 the Company issued the remaining $162.0 million of notes under its Series E shelf registration and filed a $500.0 million Series F shelf registration. The Company issued an additional $485.0 million of notes under the Series F shelf registration, including a $350.0 million bond offering. As of December 31, 1999, the Company had the following borrowing capacity: $15.0 million of notes under its Series F shelf registration, $181.1 million of unused capacity under its commercial paper and bankers' acceptance credit agreements and $35.0 million of remaining capacity under a stand-alone bank facility maintained by one of the Company's subsidiaries. In addition, the Company filed a $1.015 billion Series G shelf registration in January 2000, which assumes the remaining $15.0 million of Series F capacity is rolled into the Series G filing. The Company's commercial paper and bankers' acceptances are backed by credit agreements from a syndicate of domestic and international commercial banks. The Company's senior unsecured notes are rated BBB+ by Standard and Poor's and Baa2 by Moody's Investors Service.

Certain lease transactions are financed by obtaining nonrecourse loans equal to the present value of some or all of the rental stream. The interest rates used to discount the rentals are based on the credit quality of the lessee and the size and term of the lease. The Company uses a wide variety of nonrecourse lenders to ensure adequate and reliable access to the credit markets.

During 1999, primarily as a result of the dramatic growth in the Company's investment balances and the borrowings needed to fund that growth, total debt financing increased $527.1 million. This increase, despite the $60.6 million increase in equity, caused the Company's debt to equity ratio to increase to 3.9:1 at year-end 1999 from 3.1:1 at year-end 1998. At December 31, 1999, the Company could borrow an additional $719.3 million and still meet the 4.5:1 leverage ratio defined in its bank credit agreements.

During 1998 the Company placed the proceeds from the sale of certain assets in trust with a qualified intermediary pending the identification and acquisition of qualified replacement assets in order to affect a like-kind exchange for federal income tax purposes. The amounts in trust are classified as cash and cash equivalents in the accompanying balance sheets. Amounts in trust at December 31, 1999 and 1998 were zero and $29.2 million, respectively.

As of December 31, 1999, the Company has approved unfunded transactions totaling $1.8 billion, of which $0.5 billion is expected to fund in 2000 and the remaining $1.3 billion thereafter. Once approved for funding, a transaction may not be completed for various reasons, or the investment may be shared with partners or sold.

The Company's capital structure includes both fixed and floating rate debt. The Company ensures a stable margin over its cost of funds by managing the relationship of its fixed and floating rate lease and loan investments to its fixed and floating rate borrowings. In order to meet this objective, derivative financial instruments, primarily interest rate swaps, are used to modify the interest characteristics of the Company's debt. The Company manages the credit risk of counterparties by dealing only with institutions it considers financially sound and by avoiding concentrations of risk with a single counterparty.

MARKET RISK DISCLOSURE
The Company, like most other companies, is exposed to certain market risks, including changes in interest rates, currency exchange rates, and changes in prices of equity securities. To manage these risks, the Company, pursuant to pre-established and pre-authorized policies, may enter into certain derivative transactions, predominantly interest rate swaps, foreign currency hedges, and forward sale agreements.

These interest rate swaps and other derivative instruments are entered into for hedging purposes only. The Company does not hold or issue derivative financial instruments for speculative purposes.

The Company's interest expense is affected by changes in interest rates as a result of its use of variable rate debt instruments, including commercial paper and other floating rate debt. Based on the Company's variable rate debt at December 31, 1999, if market rates were to change by a hypothetical 100 basis points, interest expense would change by approximately $5.1 million in 2000.

The Company seeks to minimize the impact of foreign currency fluctuations by hedging transactional exposures with foreign currency hedges. Based on 1999's reported earnings, changes in these currency exchange rates would be immaterial to the Company's reported earnings in 2000.

The interpretation and analysis of the results from the hypothetical changes to interest rates and currency exchange rates should not be considered in isolation; changes, such as these, would typically have corresponding offsetting changes. Offsetting effects are present, for example, to the extent that floating rate debt is associated with floating rate assets.

YEAR 2000 DISCLOSURE
Throughout 1999 the Company addressed what is commonly referred to as the Year 2000 problem. As expected, the Company did not experience any significant Year 2000 problems and does not believe it has any continued exposure to Year 2000 issues. The total Year 2000 project cost was immaterial to the Company's results of operations.

FORWARD-LOOKING STATEMENTS
Certain statements in the Management's Discussion and Analysis constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this report, that could cause actual results to differ materially from those projected.

CONSOLIDATED STATEMENTS OF INCOME



In thousands/Year ended December 31,                                 1999            1998            1997
---------------------------------------------------------------------------------------------------------
REVENUES:
   Lease income                                                 $ 330,471       $ 267,966       $ 245,523
   Equity earnings from investments
     in joint ventures                                             60,663          45,850          27,909
   Gain on sale of assets                                          60,062          69,423          68,899
   Interest                                                        40,789          34,110          23,271
   Fees                                                            31,873          38,832          29,371
   Other                                                           21,004          10,271          10,895
                                                                -----------------------------------------
                                                                  544,862         466,452         405,868
                                                                -----------------------------------------
EXPENSES:
   Operating leases                                               185,171         139,160         118,096
   Interest                                                       115,031         110,187          94,305
   Selling, general & administrative                              108,117          77,439          83,657
   Provision for losses on investments                             11,001          11,029          11,033
   Other                                                            4,794           5,479           8,487
                                                                -----------------------------------------
                                                                  424,114         343,294         315,578
                                                                -----------------------------------------
   Income from continuing operations before income taxes          120,748         123,158          90,290
   Provision for income taxes                                      49,139          51,267          36,366
                                                                -----------------------------------------
INCOME FROM CONTINUING OPERATIONS                                  71,609          71,891          53,924

DISCONTINUED OPERATIONS:
   Loss from discontinued operations, net of
     income tax benefit (provision) of $2,398, $743, and
     ($262) in 1999, 1998 and 1997, respectively                   (5,112)        (12,574)           (360)

   Gain on sale of discontinued operations,
     net of income tax benefit of $1,820                            1,094              --              --
                                                                -----------------------------------------
NET INCOME                                                      $  67,591       $  59,317       $  53,564
                                                                =========================================



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

In thousands/As of December 31,                                               1999              1998
----------------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents                                              $    45,817       $    67,975
Investments:
     Direct financing leases                                               477,739           537,897
     Leveraged leases                                                      170,066           133,380
     Operating lease equipment -
          net of depreciation                                              960,123           547,221
     Secured loans                                                         358,001           241,567
     Investments in joint ventures                                         667,648           570,255
     Assets held for sale or lease                                          36,993            26,286
     Other investments                                                     197,096            84,856
     Investments in future residuals                                        14,538            18,706
     Allowance for losses on investments                                  (109,771)         (129,278)
                                                                       -----------------------------
          Net investments                                                2,772,433         2,030,890
                                                                       -----------------------------
Due from GATX Corporation                                                   46,705            37,816
Other assets                                                                76,736           139,001
                                                                       -----------------------------
TOTAL ASSETS                                                           $ 2,941,691       $ 2,275,682
                                                                       =============================
LIABILITIES AND STOCKHOLDER'S EQUITY:
Accrued interest                                                       $    17,366       $    13,634
Accounts payable and other liabilities                                     147,797           150,504
Debt financing:
     Commercial paper and bankers' acceptances                             128,927           128,329
     Notes payable                                                           5,454            25,847
     Obligations under capital leases                                        7,253             8,781
     Senior term notes                                                   1,625,000         1,076,600
                                                                       -----------------------------
          Total debt financing                                           1,766,634         1,239,557
                                                                       -----------------------------
Nonrecourse obligations                                                    397,849           381,390
Deferred income                                                             10,714             9,702
Deferred income taxes                                                      143,560            83,754
Stockholder's equity:
     Convertible preferred stock, par value $1,
          and additional paid-in capital                                   125,000           125,000
          Authorized - 4,000,000 shares
          issued and outstanding - 1,027,050 shares in both years
     Common stock, par value $1,
          and additional paid-in capital                                    28,960            28,960
          Authorized - 2,000,000 shares
          Issued and outstanding - 1,031,250 shares in both years
     Accumulated other comprehensive income                                 27,661               772
     Retained earnings                                                     276,150           242,409
                                                                       -----------------------------
          Total stockholder's equity                                       457,771           397,141
                                                                       -----------------------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                             $ 2,941,691       $ 2,275,682
                                                                       =============================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



In thousands/Year ended December 31,                                           1999              1998              1997
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $    67,591       $    59,317       $    53,564
Reconciliation to net cash flows provided by operating activities:
     Provision for losses on investments                                     11,001            11,029            11,033
     Depreciation expense                                                   145,344           110,825            79,381
     Provision for deferred income taxes                                     45,227            19,339            10,323
     Gain on sale of assets                                                 (60,062)          (69,423)          (68,899)
     Gain on sale of discontinued operations                                 (1,094)               --                --
     Joint venture income, net of cash dividends                            (38,962)          (21,778)
     Impairment loss                                                             --             6,000                --
     Changes in assets and liabilities:
          Other Assets                                                          (87)           19,499           (40,678)
          Due from GATX Corporation                                          (8,889)           (1,912)            9,243
          Accrued interest, accounts payable and other liabilities           (1,034)          (19,757)           29,414
          Deferred income                                                     1,012            (3,854)            7,770
          Other - net                                                          (992)           (8,782)           (7,364)
                                                                        -----------------------------------------------
Net cash flows provided by operating activities                             159,055           100,503            83,787
                                                                        -----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in leased equipment, net of
     nonrecourse borrowings for leveraged leases                           (696,978)         (507,996)         (536,388)
Loans extended to borrowers                                                (268,762)         (161,633)          (35,126)
Other investments                                                          (245,311)         (181,482)         (290,916)
                                                                        -----------------------------------------------
     Total investments                                                   (1,211,051)         (851,111)         (862,430)
                                                                        -----------------------------------------------
Lease rents received, net of earned income and
     leveraged lease nonrecourse debt service                               145,940           148,842           110,023
Loan principal received                                                      88,688           326,193            62,377
Proceeds from sale of assets                                                220,427           248,425           218,493
Joint venture investment recovery                                            46,599           139,011            39,031
                                                                        -----------------------------------------------
     Recovery of investments                                                501,654           862,471           429,924
                                                                        -----------------------------------------------
Net cash flows (used in) provided by investing activities                  (709,397)           11,360          (432,506)
                                                                        -----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in short-term borrowings                             (1,297)          (47,817)          139,107
Proceeds from issuance of long-term debt                                    647,000            20,000           350,000
Proceeds from nonrecourse obligations                                       189,467           204,098           179,409
Repayment of long-term debt                                                 (98,600)          (99,000)         (130,000)
Repayment of nonrecourse obligations                                       (173,008)         (152,528)         (117,113)
Dividends paid to stockholder                                               (33,850)          (29,658)          (26,500)
Other financing activities                                                   (1,528)             (973)           (2,676)
                                                                        -----------------------------------------------
Net cash flows provided by (used in) financing activities                   528,184          (105,878)          392,227
                                                                        -----------------------------------------------
Net (decrease) increase in cash and cash equivalents                        (22,158)            5,985            43,508
Cash and cash equivalents at beginning of period                             67,975            61,990            18,482
                                                                        ===============================================
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $    45,817       $    67,975       $    61,990
                                                                        ===============================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid to parent                                             $     8,103       $    23,800       $    17,720
                                                                        ===============================================
Interest paid                                                           $   115,395       $   119,075       $    98,126
                                                                        ===============================================
Interest capitalized                                                    $    (4,096)      $    (2,064)      $    (1,575)
                                                                        ===============================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                                             Accumulated
                                                                                                                   Other
                                                             Preferred      Common  Additional   Retained  Comprehensive
In thousands                                                     Stock       Stock     Capital   Earnings         Income      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                                      $  1,027    $  1,031    $151,902   $185,686    $  4,031      $343,677
Comprehensive income:                                                                                           (A)
        Net income                                                                                 53,564                    53,564
Other comprehensive income:
        Foreign currency translation                                                                           (2,861)       (2,861)
        Unrealized gain/loss on securities, net of tax:
               Net unrealized holding gains                                                                      408
               Less:  reclassification adjustment for gains
               realized in net income                                                                          (1,363)
                                                                                                             ----------------------
                      Net unrealized gains                                                                       (955)         (955)
                                                                                                                           --------
Comprehensive income                                                                                                         49,748
Dividends paid on common stock                                                                    (26,500)                  (26,500)
                                                              ---------------------------------------------------------------------
Balance, December 31, 1997                                       1,027       1,031     151,902    212,750         215       366,925
Comprehensive income:
        Net income                                                                                 59,317                    59,317
Other comprehensive income:
        Foreign currency translation                                                                           (1,447)       (1,447)
        Unrealized gain/loss on
        securities, net of tax:
               Net unrealized holding gains                                                                     2,818
               Less: reclassification adjustment for gains
               realized in net income                                                                            (814)
                                                                                                             ----------------------
                      Net unrealized gains                                                                      2,004         2,004
                                                                                                                           --------
Comprehensive income                                                                                                         59,874
Dividends paid on common stock                                                                    (29,658)                  (29,658)
                                                              ---------------------------------------------------------------------
Balance, December 31, 1998                                       1,027       1,031     151,902    242,409         772       397,141
Comprehensive income:
        Net income                                                                                 67,591                    67,591
Other comprehensive income:
        Foreign currency translation                                                                           (1,454)       (1,454)
        Unrealized gain/loss on
        securities, net of tax:
               Net unrealized holding gains                                                                    37,279
               Less:  reclassification adjustment for gains
               realized in net income                                                                          (8,936)
                                                                                                             ----------------------
                      Net unrealized gains                                                                     28,343        28,343
                                                                                                                           --------
Comprehensive income                                                                                                         94,480
Dividends paid on common stock                                                                    (33,850)                  (33,850)
                                                              ---------------------------------------------------------------------
Balance, December 31, 1999                                    $  1,027    $  1,031    $151,902   $276,150    $ 27,661      $457,771
                                                              =====================================================================


(A) The beginning balance is comprised of ($1,543) foreign currency translation adjustment and $5,574 net unrealized gain.


The accompanying notes are an integral part of these consolidated financial statements.

(dollars in thousands)

1. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting and reporting policies used in preparing the consolidated financial statements.

CONSOLIDATION
The consolidated financial statements of GATX Capital Corporation and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements reflect the elimination of all material intercompany accounts and transactions. Investments in joint ventures and other entities in which the Company has significant influence over operating and financial policies are accounted for by the equity method.

CASH EQUIVALENTS
The Company considers all highly liquid investments purchased within three months of their maturity date to be cash equivalents for purposes of preparing the consolidated statements of cash flows.

LEASE AND LOAN ORIGINATION COSTS
Initial direct costs of leases are deferred and amortized over the lease term, either as an adjustment to the yield for direct finance and leveraged leases (collectively, "financing leases"), or on a straight-line basis for operating leases. Loan origination fees and related direct loan origination costs for a given loan are offset, and the net amount is deferred and amortized over the term of the loan as an adjustment to interest income.

RESIDUAL VALUES
For financing leases, the Company reviews the estimated residual values of leased equipment at least annually, and any other-than-temporary declines in value are immediately charged to income. For operating leases, the Company reviews the estimated salvage values of leased equipment at least annually, and changes in value are recorded as adjustments to depreciation expense over the shorter of the remaining useful life of the asset or the remaining lease term.

GOODWILL
Goodwill, which represents the excess of the purchase price of a business over the fair value of net assets acquired, is included in other assets on the balance sheet. The Company amortizes goodwill on a straight-line basis over periods ranging from 10 to 25 years, and regularly reviews the remaining balance for possible impairment.

AVAILABLE-FOR-SALE SECURITIES
The available-for-sale portfolio consists of stock warrants received from investee companies and common stock resulting from exercising the warrants. These securities are carried at fair value. Upon receipt, fair value is generally not ascertainable due to the early-stage nature of the investee companies; accordingly, assigned values are nominal. For subsequent reporting, cost is generally assumed to be the best estimate of fair value until the investee's common stock becomes marketable. Unrealized gains and losses arising from marking the portfolio to fair value are included on a net-of-tax basis as a separate component of other comprehensive income in the stockholder's equity section of the balance sheet.

DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses interest rate and currency swap agreements, and forward sale agreements, as hedges to manage the exposure to interest rate, currency exchange rate, and market risk on existing and anticipated transactions. To qualify for hedge accounting, the derivative instrument must be identified with and reduce the risk arising from a specific transaction. Interest income or expense on interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the hedged item. Realized and unrealized gains on currency swaps are deferred and included in the measurement of the hedged investment over the term of the contract. Fair value changes arising from forward sale agreements are deferred in the investment section of the balance sheet and recognized in other comprehensive income in stockholder's equity in conjunction with the designated hedged item.

Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, is required to be adopted in years beginning after June 15, 2000. The Company is in the process of assessing the impact that adoption of SFAS No. 133 will have on its financial position and results of operations.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

RECLASSIFICATION
Certain prior year amounts have been reclassified to conform to current year presentation.

2. NATURE OF OPERATIONS
The Company, a wholly-owned subsidiary of GATX Corporation (the "Parent"), engages in various asset-based financings using financial instruments, primarily leases and loans, both for its own account and as a participant in various partnerships and joint ventures. The Company actively manages its own investment portfolio, the portfolios of several joint ventures and partnerships in which it participates, and portfolios owned by others. The Company also arranges secured financing for others.

3. ACQUISITIONS AND DISPOSITIONS
On June 30, 1999, the Company sold its technology equipment sales and service business segment to a third party (the "Buyer") for $23.4 million. The consideration received included stock of the Buyer valued at $18.4 million and an interest bearing note receivable from the Buyer for the remaining balance due. The Company recognized an after-tax gain of $1.1 million from the sale. Results from the technology sales and service business segment are shown as discontinued operations with prior year activity reclassified into one line on the consolidated statements of income. All assets and liabilities relating to the technology equipment segment were removed from the balance sheet at the time of the sale.

In February 1999, the Company purchased 100% of Meier Mitchell & Company, a venture capital firm, for $7.9 million, which includes $4.1 million of goodwill to be amortized over 10 years. In addition to the original purchase price, the Company agreed to make contingency payments to the seller over the next five years based on certain performance criteria. These payments cannot be reasonably estimated currently.

In December 1998, the Company paid approximately $61.0 million for a 50% interest in Rolls-Royce & Partners Finance Ltd. (RRPF), which owns and leases a portfolio of spare aircraft engines. The Company recorded $17.0 million of goodwill, which is being amortized on a straight-line basis over 20 years.

In September 1997, the Company paid $9.0 million and additional performance-related compensation to key employees to acquire the remaining 20% of Sun Financial Group, Inc. The Company recorded $3.9 million of goodwill arising from the 20% acquisition, which is being amortized on a straight-line basis over the remaining ten year life of the goodwill that arose from the original acquisition.

4. INVESTMENTS

DIRECT FINANCING LEASES
The Company's investment in direct financing leases consists of lease contracts receivable, plus the estimated residual value of the equipment at the lease termination date, less unearned income. Lease contracts receivable represents the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease contract receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

The following summarizes the Company's investment in direct financing leases:

At December 31,                   1999         1998
---------------------------------------------------
Lease contracts receivable   $ 504,865    $ 588,945
Estimated residual value       127,767      107,204
Unearned income               (154,893)    (158,252)
                             ----------------------
       Net investment        $ 477,739    $ 537,897
                             ======================

LEVERAGED LEASES
Financing leases that are primarily funded with nonrecourse borrowings at lease inception and that satisfy certain additional criteria are accounted for as leveraged leases. Leveraged lease contracts receivable are reported net of related nonrecourse debt service. Initial unearned income represents the excess of anticipated cash flows (including estimated residual values, and net of the related debt service) over the Company's original investment in the lease. The Company recognized net leveraged lease income of $23.8 million, $17.7 million and $15.5 million in 1999, 1998, and 1997, respectively.

The following summarizes the Company's net investment in leveraged leases:


At December 31,                                       1999           1998
-------------------------------------------------------------------------
Lease contracts receivable                     $ 1,277,789    $   689,772
Nonrecourse debt service                        (1,074,741)      (547,194)
                                               --------------------------
       Net receivable                              203,048        142,578

Estimated residual value                           116,406         72,401
Unearned income                                   (149,388)       (81,599)
                                               --------------------------
       Investment in leveraged leases              170,066        133,380
Deferred taxes arising from leveraged leases       (49,754)       (29,506)
                                               --------------------------
       Net investment                          $   120,312    $   103,874
                                               ==========================

OPERATING LEASES
Leases that do not qualify as direct financing or leveraged leases are accounted for as operating leases. Rental income from operating leases is usually reported on a straight-line basis over the term of the lease, although it may be recognized as it is received when rents are based on equipment usage. Usage rents totaled $2.4 million, $1.5 million, and $2.8 million in 1999, 1998, and 1997, respectively. Equipment subject to operating leases are recorded at cost, plus accrued rent, less accumulated depreciation and are generally depreciated using the straight-line method to an estimated residual value. Aircraft and rail equipment are depreciated over their useful lives, while other equipment are generally depreciated over the term of the lease. Estimated useful lives are up to 25 years for aircraft, 37.5 years for rail cars, and 27.5 years for locomotives. Operating lease expense included depreciation expense of $137.3 million, $94.1 million, and $74.5 million for 1999, 1998, and 1997, respectively.

Major classes of equipment on operating leases are as follows:


At December 31,                   1999           1998
-----------------------------------------------------
Commercial aircraft        $   321,411    $   193,261
Rail                           180,785        132,492
Technology                     588,876        271,279
Other                           87,893        108,801
                           --------------------------
       Total cost            1,178,965        705,833
Accumulated depreciation      (241,791)      (169,636)
                           --------------------------
       Net book value          937,174        536,197
Accrued rent and other          22,949         11,024
                           --------------------------
       Net investment      $   960,123    $   547,221
                           ==========================


SECURED LOANS
Secured loans are recorded at the principal amount outstanding plus accrued interest. The loan portfolio is reviewed regularly, and a loan is classified as impaired when it is probable that the Company will be unable to collect all amounts due under the loan agreement. Since most loans are collateral dependent, impairment is generally measured as the amount the recorded investment in the loan exceeds the fair value of the collateral, and any adjustment is considered in determining the provision for losses on investments. Interest income is not recognized on impaired loans until the outstanding principal is recovered.

The average balance of impaired loans was $14.7 million, $8.1 million, and $19.3 million in 1999, 1998, and 1997, respectively.

The types of loans in the Company's portfolio are as follows:


At December 31,                          1999       1998
--------------------------------------------------------
Equipment                            $245,684   $155,002
Venture                               102,686     49,966
Golf courses                            9,631     36,599
                                     -------------------
       Total investment              $358,001   $241,567
                                     -------------------
Impaired loans (included in total)   $ 22,250   $  7,092
                                     ===================

FUTURE LEASE AND LOAN RECEIVABLES
The following summarizes maturities by year for financing lease receivables (net of nonrecourse debt service in the case of leveraged leases), minimum future rentals under operating leases, and secured loans, as of December 31, 1999:



                              Financing      Operating
                                  Lease          Lease           Loan
        Year Due            Receivables    Receivables    Receivables
        --------------------------------------------------------------
        2000               $    178,174   $    252,256   $     77,969
        2001                    121,627        168,730         58,021
        2002                     68,612         99,963         44,300
        2003                     43,783         52,981         54,971
        2004                     33,787         44,896         25,667
        After 2004              261,930        117,329         97,073
                           ------------------------------------------
Total                      $    707,913   $    736,155   $    358,001
                           ==========================================


INVESTMENTS IN JOINT VENTURES
The Company invests in joint ventures in commercial aircraft leasing, rail equipment leasing, technology equipment leasing, and other business activities, including ventures that provide asset residual value guarantees in both domestic and foreign markets. The Company uses the equity method to account for these investments, based on the effective ownership interest and/or level of control over the venture. Accordingly, the investments are initially recorded at cost, subsequently adjusted for the Company's share of undistributed earnings or losses, and reduced by cash distributions.

The following table provides unaudited combined and condensed financial information about the Company's joint ventures. Pre-tax income is presented because the majority of the joint ventures are partnerships, which do not provide for income taxes in their separate financial statements.

For purposes of preparing the following information, the Company makes certain adjustments to the information provided by the joint ventures. First, the Company makes adjustments to insure that the joint venture's financial statements are consistent with the Company's accounting policies and presentation. For example, the balance sheets for all ventures are unclassified, consistent with the Company's balance sheet. Secondly, pre-tax income has been increased by $49.0 million, $46.8 million, and $41.0 million in 1999, 1998, and 1997, respectively, to reverse interest expense recognized by joint ventures on loans from the Company. Finally, since the Company records its loans to the joint ventures as equity contributions, loan balances of $773.2 million, $703.2 million, and $730.2 million at December 31, 1999, 1998, and 1997, respectively, have been reclassified from liabilities to equity. This results in a difference between the carrying value of the Company's investment in the joint venture and the Company's equity in the underlying net assets as reported by the joint venture.

Year ended December 31,                       1999         1998         1997
----------------------------------------------------------------------------
Revenues                                $  561,565   $  415,265   $  311,929
Pre-tax income                             137,191      113,151       72,728
Total assets                             4,208,898    3,586,607    2,642,460
Indebtedness                             1,646,623    1,844,339      645,605
Total liabilities                        2,174,921    2,024,536    1,161,724
                                        ------------------------------------
Equity                                   2,033,977    1,562,071    1,480,736

ASSETS HELD FOR SALE OR LEASE
Assets held for sale or lease consist of equipment, repossessed or returned by the lessee upon lease termination, and real estate (including golf courses) on which the Company foreclosed, which the Company intends to release or sell in the normal course of business. These assets are recorded at the lower of their carrying amount or fair value.

The major classes of assets held for sale or lease are as follows:


At December 31,                      1999         1998
-------------------------------------------------------
Rail                              $20,227      $ 5,547
Real estate and golf courses       12,750       13,575
Aircraft                            3,230        6,230
Other                                 786          934
                                  --------------------
       Net investment             $36,993      $26,286
                                  ====================


OTHER INVESTMENTS
The following summarizes other investments:


At December 31,                         1999         1998
----------------------------------------------------------
Progress payments                   $ 85,786      $ 33,032
Available-for-Sale securities         57,533        11,123
Cogeneration facility                 23,446        25,256
Investment carried at cost            18,374            --
Real estate development                7,689        10,923
Other                                  4,268         4,522
                                    ----------------------
       Total other investments      $197,096      $ 84,856
                                    ======================


Progress payments represent amounts paid, including capitalized interest, toward the construction of aircraft as of December 31, 1999 and toward both the construction of aircraft and steel production equipment as of December 31, 1998. Available-for-Sale securities consist only of gross unrealized holding gains. The Company realized gains from the sale of available-for-sale securities of $14.7 million, $1.3 million, and $2.2 million in 1999, 1998 and 1997, respectively.

INVESTMENT IN FUTURE RESIDUALS
Investments in future residuals primarily represent the Company's purchased interest in the residual values of equipment leased by others. Such purchased residual interests are generally recorded at cost, with differences between initial cost and realized value recognized upon disposition.

ALLOWANCE FOR LOSSES ON INVESTMENTS
The purpose of the allowance is to provide for credit and collateral losses inherent in the investment portfolio. Management sets the allowance by assessing overall risks and total probable losses in the portfolio, and by reviewing the Company's historical loss experience. The Company charges off amounts that management considers unrecoverable from obligors or the disposition of collateral. The Company assesses the recoverability of investments, including off-balance-sheet assets, at least annually, considering factors such as a customer's payment history and financial position, and the value of collateral based on internal and external appraisal sources.

The following summarizes changes in the allowance for losses on investments:

Year ended December 31                  1999            1998            1997
----------------------------------------------------------------------------
Beginning Balance                  $ 129,278       $ 121,576       $ 114,096
Provision                             11,001          11,029          11,033
Charges to allowance                 (34,249)         (8,305)         (6,250)
Recoveries and other                   3,741           4,978           2,697
                                   -----------------------------------------
       Balance at end of year      $ 109,771       $ 129,278       $ 121,576
                                   =========================================


The charges to allowance in 1999 increased primarily due to writeoffs related to twin-aisle commercial aircraft and a steel production facility.

5. OTHER ASSETS
Other assets consist of the following:

At December 31,                         1999          1998
----------------------------------------------------------
Trade and other receivables         $ 30,846      $ 56,792
Technology equipment inventory            --        24,360
Goodwill                              31,687        29,363
Other                                 14,203        28,486
                                    ----------------------
       Total other assets           $ 76,736      $139,001
                                    ======================


6. DEBT AND CAPITAL LEASE FINANCING

SHORT-TERM BORROWING
The Company has revolving credit agreements with a syndicate of domestic and international commercial banks totaling $310.0 million at December 31, 1999. The Company uses these credit agreements as undrawn facilities that support the issuance of commercial paper in the U.S. and bankers' acceptances in Canada. These credit agreements contain various covenants requiring minimum net worth, restricting dividends and mandating certain financial ratios that collectively restrict the Company from transferring more than $323.6 million of net assets to the Parent at December 31, 1999. In addition to the above credit agreements, one consolidated subsidiary has bank commitments totaling $35.0 million to fund their operations, all of which was available at December 31, 1999.

At December 31, 1999, the Company had $128.9 million of commercial paper and bankers' acceptances outstanding, leaving $181.1 million of unused revolving credit agreements available for other purposes. Also, the Company has $5.5 million of short-term notes payable outstanding at December 31, 1999, $5.0 million of which was borrowed from a subsidiary of the Parent. The weighted-average interest rate on all short-term borrowings was 6.6% and 6.3% as of December 31, 1999 and 1998, respectively.

SENIOR TERM NOTES
The following summarizes the Company's senior term notes:


At December 31,                                          1999            1998
-----------------------------------------------------------------------------
Variable Rate Notes, due 2001-2004                 $  210,000      $   20,000
Fixed Rate Notes, 5.81% - 10.2% due 2000-2007       1,415,000       1,056,600
                                                   --------------------------
       Total senior term notes                     $1,625,000      $1,076,600
                                                   ==========================

Interest on variable-rate senior term notes is calculated based on LIBOR. The weighted average interest rate on senior term notes was 7.1% and 7.8% at December 31, 1999 and 1998, respectively.

The Company has significant amounts of floating-rate lease and loan investments that expose the Company to interest rate risk. The Company mitigates this risk by trying to match its floating-rate assets with its floating-rate liabilities, often using derivative financial instruments. Interest rate swap agreements are used to modify the interest characteristic of outstanding liabilities, either by changing the interest on debt from a fixed to a floating rate, or vice versa. Under interest rate swap terms, the Company periodically receives or pays a differential determined by calculating the difference between paying (receiving) interest at a fixed rate and receiving (paying) interest at a LIBOR-indexed floating rate, based on a notional principal amount. The differential is accrued as interest on the debt and recognized as an adjustment to interest expense over the life of the swap contract. As a result of using interest rate swaps, interest expense was reduced by $1.4 million in 1999, $0.7 million in 1998 and $0.4 million in 1997. The fair values of the interest rate swap agreements are not recognized in the financial statements. The total notional principal of all interest rate swaps as of December 31, 1999 was $188.7 million, with termination dates ranging from 2000 to 2006.

NONRECOURSE OBLIGATIONS
In the event of default, the lender of nonrecourse debt may only look to the collateral for repayment. The Company's nonrecourse debt is primarily collateralized by assigned leases and a security interest in the underlying leased assets. The carrying amount of this collateral at December 31, 1999 is $455.2 million.

The following summarizes the Company's nonrecourse obligations:


At December 31,                                  1999          1998
-------------------------------------------------------------------
Variable Rate, due 2000-2005                 $ 28,675      $ 37,502
Fixed Rate, 5.4% - 9.75%, due 2000-2013       369,174       343,888
                                             ----------------------
       Total nonrecourse obligations         $397,849      $381,390
                                             ======================


Interest on variable rate nonrecourse obligations is calculated based on LIBOR. The weighted average interest rate on variable nonrecourse obligations was 6.8% and 6.9% at December 31, 1999 and 1998, respectively.

OBLIGATIONS UNDER CAPITAL LEASE
Obligations under capital leases arise from acquiring equipment to be subleased under direct financing leases. Such subleases had carrying values of $6.9 million and $8.6 million at December 31, 1999 and 1998, respectively. Minimum future lease payments receivable under these subleases aggregate to $8.4 million through the period ending in 2003. The terms of the obligations under capital leases match the terms of the related subleases, both having fixed rental payments, and similar purchase or renewal options if available.

MATURITIES
The following table summarizes the maturity dates for senior term notes, nonrecourse obligations, and obligations under capital leases. The table also includes maturity dates for unused revolving commitments based on the assumption that the commitment will be used to retire commercial paper, notes payable and bankers' acceptances.


                                        Converted                             Obligations                                   Total
                                        Revolving              Senior       Under Capital          Total Debt         Nonrecourse
                Year Due             Credit Loans          Term Notes              Leases           Financing         Obligations
                -----------------------------------------------------------------------------------------------------------------
                2000               $        5,454      $      319,000      $        1,660      $      326,114      $      160,930
                2001                      128,927             220,000               1,832             350,759             110,606
                2002                           --             129,000               1,974             130,974              59,696
                2003                           --              82,500               1,787              84,287              29,402
                2004                           --             176,000                  --             176,000               8,127
                After 2004                     --             698,500                  --             698,500              29,088
                                   ----------------------------------------------------------------------------------------------
                  Total            $      134,381      $    1,625,000      $        7,253      $    1,766,634      $      397,849
                                   ==============================================================================================

Imputed interest on capital leases totaled $1.1 million at December 31, 1999.

7. OPERATING LEASE OBLIGATIONS
The Company incurs rental expense as a lessee under certain equipment and facility operating leases, and earns rental income as a lessor under related operating subleases. Total rental expense was $39.5 million, $42.9 million, and $41.5 million, and corresponding sublease operating income was $42.4 million, $43.5 million, and $42.7 million in 1999, 1998, and 1997, respectively.

The following summarizes future rents payable through 2021 and sublease rents receivable under noncancelable operating leases through 2013:


                                               Operating
                                 Lease             Lease
Year Due                   Obligations       Receivables
--------------------------------------------------------
2000                      $     40,672      $     37,332
2001                            32,352            27,524
2002                            30,472            20,013
2003                            31,636            19,408
2004                            26,437            19,238
After 2004                     199,183            77,945
                          ------------------------------
  Total                   $    360,752      $    201,460
                          ==============================

8. STOCKHOLDER'S EQUITY
As of December 31, 1999 and 1998, all issued common and preferred stock of the Company was held by the Parent. The preferred stock is convertible to common stock on a one-for-one basis at the option of the holder. Dividends on preferred stock are payable at the same rate per share as common stock when and as declared by the board of directors.

9. INCOME TAXES
The Parent files a consolidated federal income tax return that includes the taxable income of the Company. Under an intercompany tax agreement, the Company reimburses the Parent for any additional federal tax liabilities that it generates, and receives reimbursement from the Parent for any of the Company's operating losses or tax credits utilized in the consolidated federal return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recorded these differences in its deferred tax accounts, intercompany accounts receivable, and equity accounts. During the period from 1975 to 1985, the Company sold a portion of its deferred tax liability to the Parent, and the Parent reinvested the proceeds in the Company by purchasing convertible preferred stock that is currently outstanding. The Company also purchased deferred tax liabilities from the Parent through December 31, 1994 for which the Company recorded an account receivable of $46.1 million. In addition to this receivable, the Company is also due amounts aggregating to $0.6 million from the Parent based on dividends, overhead, and taxes pursuant to the intercompany tax agreement.

In connection with the Company's 1998 acquisition of a 50% interest in RRPF, a net deferred income tax liability of $8.8 million was recorded in accordance with SFAS No. 109, Accounting for Income Taxes. In 1999, $0.9 million of this liability turned around.

The Company's deferred tax liabilities and assets consist of the following:


At December 31,                                                  1999            1998
-------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Leveraged Leases                                            $  49,754       $  29,506
Other Leases                                                  125,668          94,685
Investment in joint ventures                                  101,064          68,974
Alternative minimum tax adjustment                              5,889          27,855
Other                                                          40,089          29,516
                                                            -------------------------
       Total deferred tax liabilities                         322,464         250,536
                                                            =========================
DEFERRED TAX ASSETS
Allowance for losses on investments                            43,058          50,709
Loans                                                          31,416          25,222
Other                                                          25,489          11,910
       Total deferred tax assets                               99,963          87,841
                                                            -------------------------
              Net deferred tax liabilities                  $ 222,501       $ 162,695
                                                            =========================

TAX ACCOUNT BALANCES
Deferred income tax liabilities                             $ 143,560       $  83,754
Preferred stock and related additional paid-in capital        125,000         125,000
Due from GATX Corporation                                     (46,059)        (46,059)
                                                            -------------------------
              Net deferred tax liabilities                  $ 222,501       $ 162,695
                                                            =========================


The provision for income taxes from continuing operations consists of the following:


Year ended December 31,                                                             1999           1998          1997
---------------------------------------------------------------------------------------------------------------------
CURRENT
Federal                                                                         $ (2,984)      $ 29,074      $ 25,824
State and local                                                                    1,643          2,239           206
Foreign                                                                            4,598            615            13
                                                                                -------------------------------------
       Total current                                                               3,257         31,928        26,043
                                                                                =====================================

DEFERRED
Federal                                                                           40,023         10,999         3,069
State and local                                                                    5,347          5,553         5,571
Foreign                                                                              512          2,787         1,683
       Total deferred                                                             45,882         19,339        10,323
                                                                                -------------------------------------
              Total provision for income taxes, from continuing operations      $ 49,139       $ 51,267      $ 36,366
                                                                                =====================================


A reconciliation between the federal statutory tax rate and the Company's effective tax rate is shown below:


Year ended December 31,                                 1999         1998         1997
--------------------------------------------------------------------------------------
Federal statutory income tax rate                      35.0%        35.0%        35.0%
State tax provision, net of federal tax benefit         4.1%         4.1%         4.1%
Other                                                   1.6%         2.5%         1.2%
     Effective tax rate                                40.7%        41.6%        40.3%

The tax expense related to leveraged lease income was $17.8 million, $5.2 million, and $6.6 million in 1999, 1998 and 1997, respectively.

Income before income taxes from foreign operations was $8.0 million, $0.8 million, and $3.0 million in 1999, 1998 and 1997, respectively.

The Company does not allocate federal income taxes to the undistributed earnings of foreign subsidiaries and affiliates where it intends to permanently reinvest the earnings in the foreign operations. The cumulative amount of such earnings was $30.2 million at December 31, 1999. It is not practicable to estimate the tax liability, if any, related to these earnings.

10. FOREIGN OPERATIONS
The Company provides or arranges equipment financing for non-affiliated entities both inside and outside the United States. In the following table, "export" revenue arises from transactions, some denominated in foreign currencies, between the Company's domestic operations and customers in foreign countries. "Foreign" refers to the Company's operations located outside of the United States.


Year ended December 31,             1999              1998              1997
----------------------------------------------------------------------------

REVENUES
Domestic                     $   466,097       $   398,638       $   341,271
Export                            61,252            43,864            39,251
Foreign                           20,184            25,553            26,485
Eliminations                      (2,671)           (1,603)           (1,139)
                             -----------------------------------------------
                             $   544,862       $   466,452       $   405,868
                             ===============================================
NET INCOME
United States                $    49,327       $    49,948       $    43,070
Foreign                           18,264             9,369            10,494
                             -----------------------------------------------
                             $    67,591       $    59,317       $    53,564
                             ===============================================
TOTAL ASSETS
United States                $ 2,480,442       $ 1,939,246       $ 1,992,522
Foreign                          478,372           412,145           335,567
Eliminations                     (17,123)          (75,709)          (10,946)
                             -----------------------------------------------
                             $ 2,941,691       $ 2,275,682       $ 2,317,143
                             ===============================================

The Company has entered into currency swap and forward rate agreements to protect the dollar-value of expected foreign-denominated cash flows from adverse changes in foreign exchange rates. As of December 31, 1999, total currency swap agreements convert $33.9 million of dollar-denominated liabilities to 46.8 million of Canadian dollar-denominated liabilities, with swap termination dates between 2001 and 2003. The forward rate agreements convert 26.6 million euros to $30.8 million between 2000 and 2011.

11. BUSINESS SEGMENTS
For the first six months of 1999, the Company operated in two business segments:
Investment and Asset Management, comprised of lease, loan and joint venture investments and fee generation and asset management businesses; and Technology Equipment Sales and Service, comprised of sales and servicing of computer network technology equipment. The Company sold the technology equipment segment on June 30, 1999.

Notwithstanding the above, senior management periodically reviews categories within its investment portfolio for selected purposes. One such categorization divides the Company's investments into air, rail, technology and other, in accordance with the type of asset underlying the investment. The following table summarizes the data reviewed by senior management for these categories:


(in millions)                        Air          Rail          Tech         Other         Total
------------------------------------------------------------------------------------------------
Total Revenue                     $100.1      $  100.8      $  194.1      $  149.9      $  544.9
Total Investments                  817.7         388.4         759.4         916.7       2,882.2
Funded Investments in 1999         294.3         102.7         518.9         295.2       1,211.1

12. RETIREMENT BENEFITS
The Company participates in the Parent's Non-Contributory Pension Plan for Salaried Employees (the "Plan"), a defined benefit pension plan covering substantially all employees. Independent actuaries determine pension cost for each subsidiary of the Parent included in the Plan; however, accumulated Plan obligation information, Plan assets and the components of net periodic pension costs pertaining to each subsidiary have not been separately determined. Contributions to the Plan made by the Company through the Parent were zero, $0.5 million, and $0.5 million, in 1999, 1998 and 1997 respectively. Pension expense allocated to the Company was $1.3 million, $1.0 million, and $1.0 million in 1999, 1998 and 1997, respectively.

For certain retired employees who meet established criteria, the Company provides other postretirement benefits in addition to pension benefits, such as limited health care and life insurance benefits. Most domestic employees are eligible for other postretirement benefits if they retire from the Company with immediate pension benefits under the Plan. The net periodic cost and accrued liability associated with these benefits are not material to these financial statements.

13. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK
At December 31, 1999, the Company's investment portfolio, including off-balance sheet assets, consists of 32% air equipment, 18% rail equipment, 24% technology equipment, 9% oil, steel and other production equipment, 5% marine equipment, 6% venture-related investments and 6% other equipment.

The Company's backlog, which represents planned equipment purchases, some subject to firm purchase commitments, was $1.8 billion (unaudited) and $466.5 million (unaudited), at December 31, 1999 and 1998, respectively.

The Company provides financial guarantees to its customers and affiliates in the normal course of business. Guarantees are commitments having off-balance sheet risk issued to (1) guarantee performance of an affiliate to a third party, generally in the form of a lease or loan payment guarantee, or (2) guarantee the value of an asset at the end of a lease. Similar to the Company's on-balance sheet investments, these guarantees expose the Company to credit and market risk; accordingly, the Company evaluates commitments (and other contingency obligations) using the same techniques used to evaluate funded transactions. Commitments are reviewed at least annually for potential exposure using the same criteria as discussed in the Allowance for Losses on Investments footnote, and the provision is adjusted for losses as appropriate.

The Company generally issues loan and lease payment guarantees to support affiliates' outside borrowings, which affiliates use to acquire assets that are then leased to third parties. The Company is not aware of any event of default which would require it to satisfy these guarantees, and expects the affiliates to generate sufficient cash flow to satisfy their lease and loan obligations. At December 31, 1999 the Company had guaranteed $133.7 million of such obligations, having fixed expiration dates ranging from 2000 through 2016. The Company receives fees for providing some of these guarantees, which it recognizes in income as earned.

The Company issues asset value guarantees, which insure that an asset or group of assets will have a specific worth at the end of a lease term, and minimum lease receipt guarantees to third parties, both on its own and through joint venture affiliates created solely to guarantee asset values. The Company has evaluated these guarantees using the same techniques used to evaluate funded transactions, and has concluded, based on known and expected market conditions, that the guarantees will not result in any adverse financial impact to the Company. At December 31, 1999 the Company had guaranteed $97.9 million of asset value, under contracts expiring between 2000 and 2015. Revenue is earned for providing these asset value guarantees in the form of an initial fee (which is amortized into income over the guarantee period) and by sharing in any proceeds received upon disposition of the asset in excess of the amount guaranteed (which is recorded when realized).

The Company is engaged in various matters of litigation and has unresolved claims pending. In one matter, the Company, through an affiliate, is the subject of litigation related to the conversion of certain aircraft from passenger to freighter configuration. While the amounts claimed in this matter and other matters are substantial, and the ultimate liability with respect to such claims cannot be determined at this time, management believes that damages, if any, required to be paid by the Company in the discharge of such liability could be material to the results of operations for a given quarter or year, but are not likely to be material to the Company's consolidated financial position.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
Generally accepted accounting principles require disclosure of the estimated fair value of the Company's financial instruments, excluding lease transactions accounted for under SFAS 13. Fair value is a subjective and imprecise measurement that is based on assumptions and market data.

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

SENIOR TERM NOTES AND NONRECOURSE OBLIGATIONS
The fair value of fixed rate senior term notes and nonrecourse obligations are estimated by discounting future contractual cash flows using the market interest rate for each note based on the Company's current incremental borrowing rates for similar borrowing arrangements. The fair values of variable rate senior term notes and nonrecourse obligations are assumed to be equal to their carrying values.

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


                                         Carrying             Fair
At December 31, 1999                       Amount            Value
------------------------------------------------------------------
ASSETS
Secured Loans                         $   358,001      $   355,971

LIABILITIES
Senior term notes                       1,625,000        1,592,234
Nonrecourse obligations                   397,849          372,950
Interest rate and currency swaps               46           (1,109)


                                          Carrying             Fair
At December 31, 1998                        Amount            Value
-------------------------------------------------------------------
ASSETS
Secured Loans                          $   241,567      $   238,276

LIABILITIES
Senior term notes                        1,076,600        1,105,887
Nonrecourse obligations                    381,390          361,529
Interest rate and currency swaps               164           (9,578)